Exhibit 99.1

OPC ENERGY LTD.

Report of the Board of Directors regarding the Company’s Matters for the three months ended March 31, 2025

The Board of Directors of OPC Energy Ltd. (hereinafter – “the Company”) is pleased to present herein the Report of the Board of Directors regarding the activities of the Company and its investee companies (hereinafter together – “the Group”), as at March 31, 2025 and for the three months then ended (“the Period of the Report”).

Except for the data reviewed in the Company’s consolidated financial statements as at March 31, 2025 (hereinafter – “the Interim Statements”) that is included in this report below, the data appearing in the Report of the Board of Directors has not been audited or reviewed by the Company’s auditing CPAs.

This Report of the Board of Directors is submitted on the assumption that the interim reports and all parts of the Company’s Periodic Report for 2024, which was published on March 12, 2025 (Reference No.: 2024‑01‑016318) (“the Periodic Report for 2024”), are before the reader and references to the Company’s reports include the information presented therein by means of reference.

OPC Energy Ltd.
Report of the Board of Directors
1.	Executive Summary0F1

 Main financial parameters (in millions of shekels)

		For the
		Three Months Ended
		March 31
		2025	2024	%

Consolidated	EBITDA after proportionate consolidation	410	332	23%
	Net income	93	15	520%
	Adjusted net income	101	71	42%
	FFO	325	289	12%

Israel	EBITDA	137	170	(19)%
	FFO	193	229	(16)%

U.S.	EBITDA after proportionate consolidation	279	165	69%
	FFO	153	90	70%
	EBITDA after proportionate consolidation – energy transition	277	166	67%
	EBITDA after proportionate consolidation – renewable energies	27	28	(4)%

*
EBITDA, EBITDA after proportionate consolidation, adjusted net income and FFO are not recognized in accordance with IFRS – for definitions and the manner of their calculation – see Sections 4B and 4G below.

[1]
The Executive Summary below is presented solely for convenience and it is not a substitute for reading the full detail (including with reference to the matters referred to in the Summary) as stated in this report with all its parts (including warnings relating to “forward‑looking” information as it is defined in the Securities Law, 1968 (“the Securities Law”), definitions or explanations with respect to the indices for measurement of the results and including the information included by means of reference, as applicable). This Summary includes estimates, plans and assessment of the Company, which constitute “forward‑looking” information regarding which there is no certainty they will materialize and the readers are directed to the detail presented in this report below.

OPC Energy Ltd.
Report of the Board of Directors
1.	Executive Summary (Cont.)

Main developments in the first quarter and thereafter

Israel
Ramat Beka project about 505 megawatts of solar energy and about 2,760 megawatts per hour of storage) – in March 2025, government approval was received for advancement of the plan on the National Infrastructures Board and in May 2025 a regulation of the Electricity Authority was published. For details see Section 5A(2) below.

Project Intel (combined‑cycle power plant with a capacity of 450–650 megawatts) – in March 2025, government authorization was received for advancement of the plan on the National Infrastructures Board. For details see Section 5A(2) below.

Financing in Israel – in February 2025, OPC Israel signed a bank financing agreement, in the aggregate amount of about NIS 300 million, on terms similar to those of the agreements it signed in 2024. For details – see Note 6A(1) to the Interim Statements.

U.S.
Basin Ranch project (combined cycle power plant(1) with a capacity of 1.35 gigawatts) advancing toward an investment decision and start of construction in the second half of 2025. for details – see Section 5B below.

Transaction for increase in the holdings in the Shore power plant in the area of Energy Transition in the U.S. – in April 2025, acquisition of an additional 20% of the Shore power plant was completed such that as at the approval date of the report CPV’s holding is about 89%. For details – see Note 9C(1) to the Interim Statements.

Capacity auctions in the PJM market for the period June 2026 through May 2028 – in April 2025, the FERC approved for PJM minimum and maximum ceiling (collar) prices of $329 for MW/day and $177 for MW/day, respectively, for the following two auctions for the period from June 1, 2026 through May 31, 2028. For details – see Section 3.3I below.

Refinancing in Shore and reductions of interest in Maryland and Fairview – in the first quarter of 2025 the undertaking for refinancing in Shore was completed. In addition, the transactions for interest reductions (repricing) in Maryland and Fairview were completed. For details – see Section 8 below.

Oregon project (combined cycle power plant(1) with a capacity of 1.45 gigawatts) chosen by PJM for advancement in an accelerated connection process as part of a RRI (Reliability Resource Initiative). For details – see Section 5B below.

Group headquarters
Credit rating of A1.il with a stable rating outlook for the Company – in May 2025, Midroog determined an initial rating of A2.il with a stable rating outlook for the Company and its debentures. For details – see Section 8C below.

(1) With future carbon capture potential.

OPC Energy Ltd.
Report of the Board of Directors
1.          Executive Summary (Cont.)

 Portfolio of about 13.0 GW and about 4.0 GWh of storage (for details – see Section 5 below)

 United States (1) (2)

(1)	Renewable energy projects are presented in accordance with the relative share of the CPV Group in this area of activities (about 66.7%).

(2)	Natural gas projects are presented in accordance with the relative share of the CPV Group in each project.

OPC Energy Ltd.
Report of the Board of Directors
1.	Executive Summary (Cont.)

 Portfolio of about 13.0 GW and about 4.0 GWh of storage (for details – see Section 5 below) (Cont.)

 Israel (1)

Natural Gas
Renewable Energy
2.4
1.1
0.1
0.5
0.2
0.5
0.7
1.7
2.8
1.2
Commercial operation
Under Construction
Advanced development
Early development
Total
Storage in advanced development
Storage in early development

(1)
The above chart does not include the Hadera 2 project, with a capacity of 850 megawatts, in light of the Government’s decision to reject the plan. As at the approval date of the report, a petition is underway in the Supreme Court sitting as the High Court of Justice regarding cancellation of the said Government decision. For details – see Section 5A(2) below and Section 7.3.13.4 of Part A to the Periodic Report for 2024.

That stated with respect to the development stages, capacities and/or expectations regarding construction of the development projects in Israel and in the U.S. constitutes “forward‑looking” information as it is defined in the Securities Law, which is based on the Company’s estimates at the date of the report and regarding which there is no certainty they will be realized. Ultimately, there could be changes in the characteristics of the projects and/or delays due to regulatory, operating, commercial factors and/or realization of one or more of the risk factors to which the Company is exposed, as stated in Part A of the Periodic Report for 2024. Advancement of the development projects (or any one of them) is subject to the discretion of the Company’s competent organs and existence (fulfillment) of additional conditions, as stated in Part A of the Periodic Report for 2024.

OPC Energy Ltd.
Report of the Board of Directors
2.	Brief description of the areas of activity

The Company is a public company the securities of which are listed for trade on the Tel Aviv Stock Exchange Ltd.

For details regarding the Group’s activity segments in the Period of the Report – see Part 2 of the Report of the Board of Directors that is included in the Periodic Report for 2024 (“the Report of the Board of Directors for 2024”) and Note 25 to the annual financial statements.

3.	Main Developments in the Business Environment

3.1	General

A.
Macro‑economic environment (particularly inflation and interest) – for details regarding the business and macro‑economic environment in which the Group companies operate, significant changes that occurred in 2024 and the impact thereof on the Group’s activities – see Section 3.1A to the Report of the Board of Directors for 2024.

Regarding the interest in Israel, in the interest decisions of Bank of Israel in January, February and April 2025, the interest rate remained unchanged at the level of 4.5%. Pursuant to the latest projection published by Bank of Israel, the interest rate is expected to decline to an average of 4% in the first quarter of 2026.

Regarding the interest in the U.S., since the beginning of 2025 there have been no additional interest rate reductions. Pursuant to the latest projection published by the U.S. Federal Reserve Bank, the interest rate is expected to decline to an average in the range of 3.75%–4% during 2025.

Set forth below is data with reference to the currency exchange rate, Consumer Price Index (CPI) in Israel and in the U.S., the interest rates of Bank of Israel and the interest rates of the Fed in U.S.:

Dollar/shekel exchange rate *	2025	2024	Change

At the end of the previous year	3.647	3.627	0.6%
On March 31	3.718	3.681	1.0%
Average January– March	3.613	3.664	(1.4)%

*	The dollar/shekel exchange rate shortly before the approval date of the report (on May 16, 2025) is 3.549.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.1	General (Cont.)

	Israeli CPI	U.S. CPI	Bank of Israel interest rate	Federal interest rate

On May 16, 2025	117.3	320.8	4.5%	4.25%–4.50%
On March 31, 2025	115.4	319.1	4.5%	4.25%–4.50%
On December 31, 2024	115.1	315.5	4.5%	4.25%–4.50%
On March 31, 2024	111.6	310.3	4.5%	5.25%–5.50%
On December 31, 2023	111.3	307.1	4.75%	5.25%–5.50%
Change in the first quarter of 2025	0.3%	1.1%	0%	0%
Change in the first quarter of 2024	0.3%	1.0%	(0.25%)	0%

For details regarding credit linked to the CPI or to prime – see Section 9B below to the Report of the Board of Directors for 2024, and Note 14B to the annual financial statements. For additional details regarding impacts of the changes in the macro‑economic environment on the results of the Group’s activities – see Section 11 to the Report of the Board of Directors for 2024.

B.
Domestic and geopolitical instability in the defense (security) situation in Israel – further to that stated in Section 6.1.1 of Part A of the Periodic Report for 2024, as of the approval date of the report, the ceasefire had ended in some of the combat areas along with increased security instability and a rekindling of the fighting, including calling up of military reserves and air strikes by Yemenite terrorist organizations, as well as significant uncertainty regarding the defense situation in Israel. Also, there is considerable uncertainty with respect to the impacts of the war on macro‑economic and financial factors in Israel, including the Israeli capital market.

As a group operating in Israel, the said rekindling of the fighting, expansion of the scope of the combat and/or a worsening of the defense situation in Israel could unfavorably affect its activities, operating results and liquidity, including due to impacts, as stated, on the Group’s significant suppliers and customers and/or macro‑economic factors and the capital market. Regarding the possible impacts of the war – see Sections 6.1.1 of Part A of the Periodic Report for 2024.

C.
Change of the government in the U.S. – further to that stated in Section 3.1C of the Report of the Board of Directors for 2024, the policy changes against the background of entry into office of the Trump administration has created uncertainty along with opportunities in the energy sector in the U.S. Since his entry into the position in January 2025, President Trump has issued executive orders promoting the production of fossil fuels, including with respect to natural gas and LNG and reduction of government support in the area of renewable energies relating to, among other things, off‑shore wind. In addition, the Trump administration has suspended plans for Federal funding of clean energy and Federal licensing processes for wind projects. In the estimation of the CPV Group, as at the approval date of the report, the said executive orders do not have a significant impact on the activities of the CPV Group in the renewable energy area, and they may have a favorable impact on the business environment and the overall sentiment in the area of natural gas. Furthermore, as at the date of the report, President Trump has imposed tariffs (some of which have been stayed) on import of equipment and raw materials (such as, steel and solar panels) into the U.S., in such a manner that at the present time there is uncertainty regarding the full extent of the impacts of the said orders on the cost of the equipment for the projects. It is noted that the said update of the Customs’ duty could affect the equipment costs (both in the areas of renewable‑energy projects and natural‑gas projects) and trigger disruptions in the supply chain and, ultimately, lead to an increase in the construction costs of projects1F2.

[2]
That stated in this Section above constitutes “forward‑looking” information, as it is defined in the Securities Law, which is based solely on the Company’s estimates as at the approval date of the report, which are subject to uncertainty and changes that are not under the Company’s control. Ultimately, the policy changes made by the Trump administration (present or additional) could have a negative impact on advancement and/or benefits with respect to renewable energy projects and the costs of equipment, services and shipping for the projects and power plants in the U.S. In addition, such changes could have macro impacts on the Company’s activity markets.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.1	General (Cont.)

C.	(Cont.)

As at the approval date of the report, the CPV Group is monitoring the changes being advanced by the Trump administration, and at this early stage there is no certainty regarding the manner of their application and/or impact on the CPV Group (which could be different than the above‑mentioned estimates). For additional details – see Sections 8.1.3.1 and 8.1.4O of Part A of the Periodic Report for 2024.

3.2	Activities in Israel

D.
Update of the electricity tariffs – in January 2025, a decision of the Electricity Authority entered into effect regarding update of the tariff for 2025 for consumers of electricity from the Electric Company. Pursuant to the decision, the weighted‑average generation component was updated to 29.39 agurot per kilowatt hour – a decline of about 2.2% in the weighted‑average generation component with reference to the generation component in effect at the end of 2024, this being mainly as a result of a decrease in the Electric Company’s generation cost due to a reduction in the use of coal and a forecasted decline in the Electric Company’s natural‑gas price. In addition, there was a non‑recurring recognition of surplus receipts from sale of the Eshkol power plant, which led to a reduction in the generation component.

It is noted that the results of the Group’s activities in Israel are materially impacted by changes in the electricity generation component tariff, in such a manner that an increase in the electricity generation component has a positive impact on the Group’s results, and vice‑versa2F3.

Set forth below is data regarding the annual weighted‑average generation component (the prices are denominated in agurot per kilowatt hours):

Period	2025	2024	Change

January–March average	29.39	30.18	(2.6)%

E.
Update off the decision regarding regulation of conventional generation units – further to that stated in Section 7.3.4 of Part A of the Periodic Report for 2024, on March 26, 2025, the Electricity Authority published a decision – “Update of the Decision regarding Regulation of Conventional Generation Units” (“the Decision”). As part of the Decision, the Electricity Authority increased the quota to four additional generation units and extended the validity of the decision up to the end of June 2027. The availability tariff determined runs from 3.05 agurot to 3.31 agurot based on the date of the financial closing. In addition, an incentive of 0.5 agurot was provided for the first unit that reaches a financial closing – this being only for units located in the northern part of Gush Dan (central Israel), as well as an incentive of 0.75% of the availability tariff for every month of acceleration of the commercial operation prior to December 31, 2029. For details regarding the developments relating to the Hadera 2 projects – see Section 5 below.

  For additional details regarding developments of the Group’s activities in Israel – see Section 5 below.

[3]
That stated regarding the impact of changes in the generation component on the Company’s results, is subject to changes, among other things, as a result of determination of the periodic generation component and/or the manner of its application between the hourly demand hours’ brackets, operational factors and/or existence of one or more of the risk factors to which the Company is exposed, as stated in Section 19.2 of Part A of the Periodic Report for 2024. For additional details – see section 7.2.3 of Part A of the Periodic Report for 2024.

OPC Energy Ltd.
Report of the Board of Directors
3.        Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S.

F.	Electricity and natural gas prices

The results of the activities of the CPV Group are impacted to a significant extent by the electricity prices in effect in the areas in which the Group’s power plants operate. The main factors impacting the electricity prices are demand for electricity, available generation capacity (supply) and the natural gas price in the area in which the power plant operates.

With respect to the “energy transition” activity, in general, the natural gas price is significant in determination of the price of the electricity in most of the regions in which the power plants of the CPV Group operate that are powered by natural gas. For the most part, in the existing production mix, over time, to the extent the natural‑gas prices are higher, the marginal energy prices will also be higher, and will have a positive impact on the energy margins of the CPV Group due to the high efficiency of the power plants it owns compared with other power plants operating in the relevant activity markets (the impact could be different between the projects taking into account their characteristics and the area (region) in which they are located).

Electricity prices

The following table summarizes the average electricity prices in each of the regions in which the power plants in the area of energy transition activities of the CPV Group are active (the prices are denominated in dollars per megawatt hour)*:

	For the
	Three Months Ended
Region	March 31
(Power Plant)	2025	2024	Change

PJM West (Shore, Maryland)	53.90	32.61	65%
New York Zone G (Valley)	88.85	40.22	121%
Mass Hub (Towantic)	102.78	43.93	134%
PJM AEP Dayton (Fairview)	47.91	29.56	62%
PJM ComEd (Three Rivers)	35.24	26.17	35%

*	Based on Day‑Ahead prices as published by the relevant ISO.

It is noted that the actual electricity prices of the power plants of the CPV Group could be higher or lower than the regional price shown in the above table due to the existence of a Power Basis (the difference between the power plant’s specific electricity price and the regional price). The Power Basis is a function of transport pressures, local cost of electricity generation, local demand for electricity, losses in the transmission lines and additional factors. For details regarding the Power Basis – see Section 3.3K of the Report of the Board of Directors for 2024.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

F.	Electricity and natural gas prices (Cont.)

Electricity prices (Cont.)

In the period of the report, there was a significant increase in the electricity prices compared with the corresponding period last year, which in the estimation of the CPV Group derives mainly from an increase in the natural‑gas prices and an increase in the RGGI price (carbon emission tax), as detailed below, as well as higher demand for electricity due to the lower‑than‑average temperatures in the areas in which the power plants of the CPV Group are located.

Natural gas prices

Set forth below are the average natural gas prices in each of the main markets in which the power plants of the CPV Group operate (the prices are denominated in dollars per MMBtu)*:

	For the three months ended
Region	March 31
(Power Plant)	2025	2024	Change

Texas Eastern M‑3 (Shore, Valley – 70%)	6.42	2.90	121%
Transco Zone 5 North (Maryland)	6.06	3.70	64%
Dominion South Pt (Valley – 30%)	3.74	1.86	101%
Algonquin City Gate (Towantic)	11.83	4.26	178%
Texas Eastern M‑2 (Fairview)	3.83	2.02	90%
Chicago City Gate (Three Rivers)	4.00	2.85	40%

*Source: The Day‑Ahead prices at gas Midpoints as reported in Platt’s Gas Daily. It is clarified that the actual gas prices of the power plants of the CPV Group could be significantly different.

In the estimation of the CPV Group, the significant increase in the natural gas prices compared with the corresponding period last year, is mainly due to particularly cold weather in the U.S. that existed in January and February 2025, which led to a rise in demand and an increase in the price premium in the regions in which the power plants of the CPV Group operate.

Electricity margin in the operating markets of the CPV Group (Spark Spread)

Spark Spread is the difference between the price of the electricity in the relevant area (zone) and the price of the natural gas used for generation of the electricity in the relevant area (zone) (it is clarified that RGGI is not included in calculation of the Spark Spread but rather in the energy margin as detailed in Section 4F below).

The Spark Spread is calculated based on the following formula:

Spark Spread ($/MWh) = price of the electricity ($/MWh) – [the gas price ($/MMBtu) x thermal conversion ratio (heat rate) (MMBtu/MWh)]

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

F.	Electricity and natural gas prices (Cont.)

Electricity margin in the operating markets of the CPV Group (Spark Spread) (Cont.)

Set forth below are the average Spark Spread margins for each of the main markets in which the power plants of the CPV Group are operating (the prices are denominated in dollars per megawatt/hour)*:

	For the
	Three Months Ended
	March 31
Power Plant[4]	2025	2024	Change

Shore	9.60	12.60	(24)%
Maryland	12.09	7.08	71%
Valley	50.10	22.36	124%
Towantic	25.89	16.24	59%
Fairview	23.02	16.43	40%
Three Rivers	9.24	7.65	21%

*
Based on electricity prices as shown in the above table, with assuming a thermal conversion ratio (heat rate) of 6.9 MMBtu/MWh for Maryland, Shore and Valley, and a thermal conversion ratio of 6.5 MMBtu/MWh for Three Rivers, Towantic and Fairview. It is clarified that the actual energy margins of the power plants of the CPV Group could be significantly different due to, among other things, the existence of Power Basis and a different breakdown in the scope of the electricity sold in the peak and off‑peak hours in CPV’s power plants and that shown above (which was calculated in the above table based on the assumption of generation in all the hours of the 24‑hour period).

In the period of the report, compared with the corresponding period last year there was a significant increase in the electricity margins (Spark Spread) in all the power plants of the CPV Group, except for Shore as detailed below, stemming mainly from the combination of a relative advantage the said power plants compared with the market – both the natural gas prices relative to the gas indices on which the electricity prices are based in the activity markets, as well as the heat rate coefficient (to the extent the gas prices are higher the marginal energy prices will also be higher and will favorably impact the electricity margins of the CPV Group’s power plants due to their higher efficiency relative to the market).

Regarding the electricity margins of Shore, they were unfavorably impacted, mainly due to higher volatility in the gas prices in the Texas Eastern M‑3 region compared with the electricity prices in the PJM West region.

It is noted that the hedging plans of the electricity margins in the power plants of the CPV Group that are powered by natural gas is intended to reduce the fluctuations of the CPV Group’s electricity margin resulting from changes in the natural gas and electricity prices in the energy market (for details regarding hedging agreements of the electricity margin of the CPV Group – see Section 4F below).

For details regarding a forecast of the EOX company of electricity and natural gas prices up to the end of 2025 and for 2026–2027 – see Appendix A below.

[4]	For additional details regarding the energy margin of the CPV Group – see Section 4F below.

OPC Energy Ltd.
Report of the Board of Directors
3.        Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

G.	Tax on carbon emissions (RGGI)

Regional Greenhouse Gas Initiative (RGGI) is a joint effort of the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Rhode Island and Vermont to determine quotas and to reduce the emissions of carbon dioxide from the energy sector. The RGGI regulation requires the power plants running on fossil fuels to hold, through public tenders or commerce in a secondary market, gas‑emission quotas for purposes of offsetting emissions of carbon dioxide for every facility. Pursuant to the RGGI regulation, an independent market supervisor provides supervision of the tenders for gas‑emission quotas, as well as activities in the secondary market, in order to assure the integrity of and confidence in the market. The RGGI regulation applies to 4 of the 6 power plants of the CPV Group in the Energy Transition segment: Maryland, Shore, Valley and Towantic. With respect to the legal proceeding underway in Pennsylvania (the location of the Fairview power plant) in connection with application of RGGI and the possible significance of the matter – see Section 8.1.4B of Part A of the Periodic Report for 2024.

Set forth below is a summary of the prices of the gas‑emission quotas (carbon emission tax) from the RGGI tenders. In general, the tenders take place four times a year, in March, June, September and December.

	Average for the
	Year Ended
	March 31
	2025	2024	Change

Price of carbon emission tax in the RGGI tenders ($ per short ton / 2,000 pounds)*	20.05	14.88	35%

Cost of the carbon emission tax (in terms of gas cost) ($ per MMBtu)**	1.19	0.89	35%

*
The prices of the carbon emissions tax are presented under the assumption that the price of the tender that is held prior to a certain quarter represents the price of the carbon emissions tax. For example, the tender held in December 2024 will represent the price for the first quarter of 2025. It is noted that the actual price of the carbon emissions tax could be different than the tender prices as a result of transactions made in the secondary market.

**
The cost of the carbon emissions tax (in terms of gas cost) is calculated under the assumption of emissions of carbon dioxide with a reference (ratio) of 119 lbs./MMBtu. It is noted that the actual carbon dioxide emissions ratio varies between the different power plants, and in the estimation of the CPV Group a ratio of 119 lbs./MMBtu is a representative ratio for power plants running on natural gas.

In the period of the report compared with the corresponding period last year, there was a significant increase in prices of the carbon emissions tax, which in the estimation of the CPV Group was mostly impacted by speculative trading and release of all the gas emission quotas from the cost containment reserve in the first quarter of 2024.

OPC Energy Ltd.
Report of the Board of Directors
3.        Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

H.	Capacity revenues

Capacity is a component that is paid by regulatory bodies that manage demand and loads (system operators) to electricity generators, with respect to their ability to generate energy at the required times for purposes of reliability of the system. This revenue component is an additional component, separate and apart from the component based on the energy prices (which is paid in respect of sale of the electricity). Definition of the capacity component, as stated, including entitlement to revenue for seeing to availability of the electricity, including provisions regarding bonus or penalty payments, are governed by the tariffs determined by the ISO of every market. Accordingly, NY‑ISO, PJM and ISO‑NE publish mandatory public auctions for determination of the capacity tariffs. It is noted that, in the nature of things, an increase in the capacity prices favorably impacts CPV’s results, and vice‑versa. The extent of the impact on the overall results changes as a function of the energy margins, which is the most significant component of the gross profit (margin for generation of the electricity and the sale thereof) – this being taking into account that the weight of the capacity component is usually lower than the weight of the energy margin component.

PJM market

In the PJM market, the capacity payments vary between the market’s sub‑regions, as a function of local supply and demand and transmission capabilities.

Set forth below are the capacity tariffs in the sub‑regions that are relevant to the CPV Group’s power plants and in the general market (the prices are denominated in dollars per megawatt per day).

Sub-Region	CPV Plants[5]	2025/2026	2024/2025	2023/2024
PJM RTO		269.92	28.92	34.13
PJM COMED	Three Rivers	269.92	28.92	34.13
PJM MAAC	Fairview, Maryland, Maple Hill	269.92	49.49	49.49
PJM EMAAC	Shore	269.92	54.95	49.49

Source: PJM

[5]	The Three Rivers power plant, which commenced commercial operation in July 2023, is entitled to capacity payments, from this date.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

H.	Capacity revenues (Cont.)

Results of capacity auction in the PJM market for the period from June 2025 through May 2026

In July 2024, PJM published the results of auctions on capacity prices for the period from June 2025 through May 2026.

The significant increase in the capacity tariff in the auction, as shown in the above table, relates to, among other things, the forecast of an increase in demand, an increase in the reserves required and a decline in the total supply as a result of requirements and a change in the manner of calculating capacities and load capability of the generation sources by PJM. The change in the manner of calculating availability capacities of the power plants caused a decrease in the availability capacity that is provided for sale in most of the power plants operating in the PJM market. The impact of the said change on the natural‑gas power plants, including those of the CPV Group operating in the energy transition area, is a decline in the availability capacity provided for sale from about 96% to about 79%.

In the estimation of the CPV Group, as a result of the increase in the capacity tariff, the addition to its revenues from capacity from all its power plants, as at the approval date of the report, in the PJM market for the period from June 2025 through May 2026 compared with the period from June 2024 through May 2025 is estimated at about $98 million6.

In September 2024, complaints were filed with the FERC in order to make certain changes in the upcoming capacity auctions in the PJM market. In response, PJM proposed a postponement of the auction that was originally scheduled for December 2024 by about six months in order to permit the making of changes to the rules of the auctions.

In February 2025, the FERC approved proposals of PJM for changes in the framework of the capacity market, which are aimed at reducing the pricing fluctuations between the auctions. The amendments include: (A) continued use of gas turbines as a representative index for the demand curve; (B) inclusion of RMR (reliability must run) units – the planned sources for scrap remain for purposes of assurance of reliability in the auctions in the capacity market as an alternative source of supply; (C) determination of a uniform penalty rate for inferior performances for all the generation sources; (D) increase of the flexibility regarding submission of bids; and (E) cancellation of the automatic exemptions from the bid requirement for certain types of sources.

In April 2025, FERC approved determination of maximum and minimum price ceilings (collar) of $329 per MW/day and $177 per MW/day, respectively, for the next two capacity auctions, subject to minor adjustments.

Subject to additional changes in timetables, if any, as at the approval date of the report, the next capacity auction of PJM for the 2026/2027 capacity year is planned for July 2025 and the auction for the 2027/2028 capacity year is planned for December 2025.

[6]
That stated in this Section regarding the estimation of the CPV Group constitutes “forward‑looking” information as it is defined in the Securities Law, with respect to which there is no certainty it will materialize. Ultimately, the revenues of the CPV Group from availability could be different (even significantly) as a result of, among other things, regulatory changes (including appeal or other processes in the PJM market or relating to other authorities), operating factors, changes in the business environment and/or existence of one or more of the risk factors the CPV Group is exposed to.

OPC Energy Ltd.
Report of the Board of Directors
3.	Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

H.	Capacity revenues (Cont.)

Results of capacity auction in the PJM market for the period from June 2025 through May 2026 (Cont.)

NYISO market

Similar to the PJM market, in the NYISO market capacity payments are made in the framework of a central mechanism for acquisition of capacity. In the NYISO market, there are a number of submarkets, wherein there could be various capacity demands as a function of local supply and demand and transmission capability. NYISO makes seasonal auctions every spring for the upcoming summer (the months of May through October) and in the fall for the upcoming winter (the months of November through April). In addition, there are supplemental monthly auctions for the balance of the capacity not sold in the seasonal auctions. The power plants are permitted to assure the capacity tariffs in the seasonal auction, the monthly auction or through bilateral sales.

Set forth below are the capacity prices determined in the seasonal auctions in the NYISO market (the prices are denominated in dollars per megawatt per day):

Sub-Area	CPV Plants	Summer 2025	Winter 2024/2025	Summer 2024
NYISO Rest of the Market	–	153.26	66.30	168.91
Lower Hudson Valley	Valley	153.26	66.30	168.91

Source: NYISO – the Company’s processing in order to convert from dollars for kilowatt per month to dollars for megawatt per day.

It is noted that the Valley power plant is located in Area G (Lower Hudson Valley) and the actual capacity prices for the Valley power plants are impacted by the seasonal auctions, the monthly auctions and the SPOT prices, with variable capacity prices every month, as well as bilateral agreements with energy suppliers in the market.

OPC Energy Ltd.
Report of the Board of Directors
3.        Main Developments in the Business Environment (Cont.)

3.3	Activities in the U.S. (Cont.)

H.	Capacity revenues (Cont.)

ISO‑NE market

The Towantic power plant, which operates in this market, participated for the first time in a capacity auction for 2018–2019 at a price of $313.97 MW/day and determination of the tariff for seven years in respect of 725 megawatts linked to the Handy-Whitman Price Index, which will apply up to May 2025.

Similar to the PJM market, in the ISO‑NE market capacity payments are made as part of a central mechanism for acquisition of capacity. In the ISO‑NE market, there are a number of submarkets, in which there should be capacity requirements that differ as a function of local supply and demand and transport capacity. ISO‑NE executes forward auctions for a period of one year, commencing from June 1, three years from the year of the auction. In addition, there are supplementary monthly and annual auctions for the balance of the capacity not sold in the forward auctions. The power plants are permitted to guarantee the capacity payments in the forward auctions, the supplementary auctions or through bilateral sales.

Set forth below are the capacity payments determined in the sub‑regions that are relevant to the Towantic power plant (the prices are denominated in dollars per megawatt per day):

Sub-Region	CPV Power Plants	2027/2028	2026/2027	2025/2026
ISO-NE Rest of the Market	Towantic	117.70	85.15	85.15

Source: NE‑ISO – the Company’s processing in order to convert from dollars for kilowatt per month to dollars for megawatt per day.

It is noted that the actual capacity prices for the Towantic power plant are impacted by forward auctions, supplementary annual auctions, monthly auctions with capacity prices that change every month and bilateral agreements with energy suppliers in the market.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the three months ended March 31, 2025 (in millions of NIS)

The Group’s activities in Israel and the United States are subject to seasonal fluctuations.

In Israel, the TAOZ tariffs are supervised (controlled) and published by the Electricity Authority. Generally, the electricity tariffs in Israel in the summer and the winter are higher than those in the transition seasons. It is noted that acquisition of the gas, which constitutes the main cost in this activity area, is not impacted by seasonality of the TAOZ (or the demand hours’ brackets).

In the United States, the electricity tariffs are not supervised (controlled) and are impacted by the demand for electricity, which is generally high in periods in which the weather is cold or hot compared with the average (generally in the summer and the winter seasons) and they are materially impacted by the natural gas prices, which are usually higher in the winter compared with the annual average and depending on the weather. In addition, in connection with renewable energy projects, in wind projects the wind speeds tend to be higher in the winter and lower in the summer, whereas in solar projects the radiation from the sun tends to be higher in the spring and summer months and lower in the fall and winter months.

A.	Statement of income

	For the Three Months Ended
Section	March 31
	*2025	2024

Revenues from sales and provision of services (1)	660	638
Cost of sales and provision of services (without depreciation and amortization) (2)	(501)	(430)
Depreciation and amortization	(62)	(74)
Gross profit	97	134
Share in earnings of associated companies	138	72
Compensation for loss of income	–	26
Administrative and general expenses	(54)	(61)
Business development expenses	(3)	(12)
Other expenses, net	(11)	(56)
Operating income	167	103
Financing expenses, net	(47)	(61)
Income before taxes on income	120	42
Taxes on income expenses	(27)	(27)
Net income for the period**	93	15
Attributable to:
The Company’s shareholders	66	18
Holders of non‑controlling interests	27	(3)

*
Commencing from November 2024, as a result of loss of control of CPV Renewable and transition to the equity method of accounting, the Company has discontinued consolidation in the consolidated financial statements of the results of the renewable energy segment in the U.S.

**	For an analysis of the change in the net income and a definition and analysis of the change in the adjusted net income – see Section 4G below.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the three months ended March 31, 2025 (in millions of NIS) (Cont.)

A.	Statement of income (Cont.)

(1) Changes in revenues:

Revenues	For the		Board’s Explanations
	Three Months
	Ended
	March 31
	2025	2024
Revenues in Israel
Revenues from sale of energy to private customers	282	300	Stems mainly from a decrease in the tariff for the generation component compared with the corresponding period last year.
Revenues from sale of energy to the System Operator and to other suppliers	50	46
Revenues in respect of capacity payments	33	42
Revenues from sale of energy at cogeneration tariff	18	19
Revenues from sale of steam	15	17
Other revenues	–	7
Total revenues from sale of energy and others in Israel (without infrastructure services)	398	431
Revenues from private customers in respect of infrastructure services	128	101
Total revenues in Israel	526	532

Revenues in the U.S.
Revenues from sale of electricity from renewable energy	–	56
The decrease derives mainly from discontinuance of consolidation of the renewable energies segment in November 2024, and transition to the equity method of accounting. For additional details – see Note 23E to the annual financial statements.

Revenues from sale of electricity (retail) activities and others	134	50	The increase stems mainly from an increase in the scope of the retail activities.
Total revenues in the U.S.	134	106

Total revenues	660	638

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the three months ended March 31, 2025 (in millions of NIS) (Cont.)

A.	Statement of income (Cont.)

(2)	Changes in the cost of sales and provision of services (not including depreciation and amortization):

Cost of Sales and Services	For the Three Months		Board’s Explanations
	Ended
	March 31
	2025	2024
Cost of sales in Israel
Natural gas and diesel oil	174	154	Most of the increase stems from an increase in the gas consumption against the background of the maintenance work performed at the Rotem power plant in the corresponding quarter last year.
Expenses in respect of acquisition of energy	26	59	Most of the decrease stems from maintenance work performed at the Rotem power plant in the corresponding quarter last year.
Cost of transmission of gas	13	14
Salaries and related expenses	9	10
Operating expenses	28	28
Other expenses	–	5
Total cost of sales in Israel without infrastructure services	250	270
Expenses in respect of infrastructure services	128	101
Total cost of sales in Israel	378	371
Cost of sales and services in the U.S.
Cost of sales in respect of sale of electricity from renewable energy	–	16
The decrease stems from discontinuance of consolidation of the renewable energies segment in November 2024 and transition to the equity method of accounting. For additional details – see Note 23E to the annual financial statements.

Cost of sales in respect of sale of electricity (Retail) and others	123	43	The increase stems mainly from an increase in the scope of the retail activities.
Total cost of sales and provision of services in the U.S.	123	59
Total cost of sales and provision of services	501	430

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the three months ended March 31, 2025 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after debt service

1.	EBITDA indices

“EBITDA in the consolidated financial statements”7: net income (loss) for the period before depreciation and amortization, financing expenses or income, net, taxes on income and other income (expenses), net.

“EBITDA after proportionate consolidation”: – “EBITDA in the consolidated financial statements” less the share of the income (loss) of associated companies and plus a proportionate consolidation of the EBITDA of the associated companies based on the rate of the holdings of the CPV Group therein.

It is clarified that starting from 2024, the Company no longer includes in its financial statements the “adjusted EBITDA after proportionate consolidation” index due to immateriality and, accordingly, irrelevance of the adjustments in respect of changes in fair value of derivative financial instruments and items not in the ordinary course of the Group’s business. For the period of the report and the corresponding period last year, these adjustments totaled an aggregate amount of about NIS 4 million and about NIS 13 million, respectively.

2.
“FFO” (funds from operations) – with respect to active projects – cash flows from current operating activities for the period (including changes in working capital) and less investments in property, plant and equipment and periodic maintenance costs that are not included in the operating activities and less net interest payments. With respect to the rest of the Group’s activities – cash flows from current operating activities for the period (including changes in working capital) and less net interest payments (to the extent they do not relate to projects under construction). It is clarified that investments in property, plant and equipment (under construction and/or in development) including the net interest payments in respect thereof, are not included in FFO.

3.
“Net cash flows after service of project debt” – the “FFO” less/plus payment of principal in respect of financial debt and/or taking out of project debt and non‑project debt (loans and/or debentures), and after adjustments for a change in other credit from banks and a change in cash, including cash restricted for debt service and deposits (including to secure transactions hedging electricity margins).

The said indices are not recognized in accordance with International Financial Reporting Standards (IFRS) as indices for measurement of financial performances and are not intended to be considered a replacement for gross profit or loss and operating income, cash flows from operation activities or other terms relating to operating performances or liquidity indices in accordance with IFRS.

[7]	It is clarified that the compensation for loss of income is included in EBITDA in the consolidated statements.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the three months ended March 31, 2025 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after debt service (Cont.)

It is noted that the EBITDA indices are intended to present an approximate of the free cash flows from the Group’s operating activities or to present cash available for distribution of dividends or other uses (particularly in light of provisions of the project financing agreements for some of the Group’s power plants), since such cash may be used for debt service, capital investments, working capital and other liabilities. Moreover, the EBITDA indices are characterized by restrictions that limit the use thereof as indices for analyzing the Company’s profitability, since they do not take into account certain income and expenses deriving from the Company’s business that could have a material impact on its net income or loss, such as depreciation expenses, financing expenses or income and taxes on income.

The Company believes that the data items “EBITDA after proportionate consolidation” and “FFO”8 provide useful and transparent information to investors when reviewing the Company’s operating performances and current cash flows and when comparing such performances to performances of other companies in the same sector or in other industries (having different capital structures, different levels of debt and/or different income tax rates) as well as when comparing performances between periods. It is noted that the “EBITDA after proportionate consolidation” data item also serves the Company’s management when analyzing the Company’s performances.

The data item “net cash flows after debt service” provides additional information regarding the Group’s net cash flows that are available for its use (subject to compliance with the provisions of law and the financing agreements with reference to distribution of dividends) for purposes of growth and making of new investments, along with distribution of dividends to the shareholders (subject to compliance with the provisions of law, the trust certificates and non‑project financing agreements and in accordance with the Group’s policies).

EBITDA calculations in the consolidated statement, including EBITDA after proportionate consolidation (in millions of NIS):

	For the Three Months Ended
	March 31
	2025	2024

Revenues from sales and provision of services	660	638
Cost of sales (without depreciation and amortization)	(501)	(430)
Share in income of associated companies	138	72
Compensation for lost revenues	–	26
Administrative and general expenses (without depreciation and amortization)	(50)	(58)
Business development expenses	(3)	(12)
Consolidated EBITDA	244	236
Elimination of the share in income of associated companies	(138)	(72)
Plus – Group’s share of the EBITDA after proportionate consolidation of
associated companies in the Energy Transition segment (1)	277	168
Plus – Group’s share of the EBITDA after proportionate consolidation of
activities in the renewable energies segment in the U.S. (2)*	27	–
EBITDA after proportionate consolidation	410	332

*
Due to completion of an investment transaction in the area of renewable energies in the U.S. in November 2024, starting from this date the data of this segment is calculated on the basis of a proportionate consolidation where the share of the CPV Group is about 66.7%.

[8]	It is noted that other companies might define EBITDA and FFO indices differently.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the three months ended March 31, 2025 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after debt service (Cont.)

(1)
Calculation of the Group’s share in the EBITDA after proportionate consolidation, FFO and net cash flows after service of project debt of associated companies in the Energy Transition segment (in millions of NIS):

For the three months ended March 31, 2025	Fairview	Towantic	Maryland	(1)(2) Shore	Valley	Three Rivers	Total
Rate of holdings of the CPV Group	25%	26%	*75%	*69%	50%	10%

Revenues from sales of energy	93	137	196	116	227	25	794
Cost of natural gas	52	104	126	94	99	16	491
Carbon emissions tax (RGGI)	–	12	32	13	23	–	80
Cost of sales – other expenses (without
depreciation and amortization)	–	1	5	2	2	–	10
Gain (loss) on realization of transactions
hedging the electricity margins	4	(2)	22	24	(17)	6	37
Net energy margin	45	18	55	31	86	15	250
Revenues from capacity payments	4	32	9	9	12	1	67
Other income	2	5	7	4	1	1	20
Gross profit	51	55	71	44	99	17	337
Fixed costs (without depreciation and
amortization)	3	3	10	10	16	4	46
Administrative and general expenses
(without depreciation and amortization)	1	1	3	3	2	–	10
Loss from revaluation of unrealized
hedging transactions	(3)	–	–	–	–	(1)	(4)
Group’s share in EBITDA after
proportionate consolidation in the
Energy Transition segment	44	51	58	31	81	12	277
Group’s share in FFO	34	38	36	1	70	9	188
Group’s share in net cash flows after flows
service of project debt (3)	16	28	8	(201)	14	4	(131)

(1)
At the Shore power plant – gas transmission costs (totaling in the first quarter of 2025 about NIS 10 million) are classified in accordance with IFRS 16 as depreciation expenses and, accordingly, are not included in the EBITDA.

(2)
The net cash flows after service of the project debt in Shore includes partial repayment of debt that was made as part of the refinancing made in February 2025. For additional details – see Section 8A(6) below.

(3)
It is pointed out that the financing agreements of the CPV Group include arrangements for mechanisms of the “cash sweep” type, in the framework of which all or part of the free cash flows of the projects is designated for repayment of loan principal on a current basis along with a predetermined minimum repayment schedule relating to every long‑term loan. Accordingly, there could be an acceleration of execution of repayments upon occurrence of certain events and there are also restrictions on distributions to shareholders.

*	For details regarding transactions for acquisition of additional holdings in the Shore and Maryland power plants in the fourth quarter of 2024 – see Note 24C to the annual financial statements.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the three months ended March 31, 2025 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after debt service (Cont.)

(1)
Calculation of the Group’s share in the EBITDA after proportionate consolidation, FFO and net cash flows after service of project debt of associated companies in the Energy Transition segment (in millions of NIS): (Cont.)

For the three months ended March 31, 2024	Fairview	Towantic	Maryland	(1) Shore	Valley	Three Rivers	Total
Rate of holdings of the CPV Group	25%	26%	25%	38%	50%	10%

Revenues from sales of energy	58	61	31	43	102	14	309
Cost of natural gas	29	36	23	30	45	12	175
Carbon emissions tax (RGGI)	–	8	5	10	17	–	40
Cost of sales – other expenses (without
depreciation and amortization)	1	1	1	1	2	–	6
Gain on realization of transactions hedging
the electricity margins	11	4	7	7	35	9	73
Net energy margin	39	20	9	9	73	11	161
Revenues from capacity payments	4	28	3	4	14	1	54
Other income	1	3	1	1	1	–	7
Gross profit	44	51	13	14	88	12	222
Fixed costs (without depreciation and
amortization)	3	4	3	5	16	4	35
Administrative and general expenses
(without depreciation and amortization)	1	1	1	1	2	–	6
Gain (loss) from revaluation of unrealized
hedging transactions	1	(10)	–	(4)	–	–	(13)
Group’s share in EBITDA after
proportionate consolidation in the
Energy Transition segment	41	36	9	4	70	8	168
Group’s share in FFO	37	40	(5)	(5)	55	4	126
Group’s share in net cash flows after service
of project debt	20	(1)	–	(5)	17	9	40

(1)
At the Shore power plant – gas transport costs (totaling in the first quarter of 2024 about NIS 6 million) are classified in accordance with IFRS 16 as depreciation expenses and, accordingly, are not included in the EBITDA.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the three months ended March 31, 2025 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after debt service (Cont.)

(2)	Calculation of the Group’s share in EBITDA after proportionate consolidation of the renewable energies segment (in NIS millions):

For the three months ended
March 31, 2025

Revenues	47

Fixed costs (without depreciation and amortization)	(10)

Administrative and general	(4)

EBITDA from active projects	33

Business development and other costs	(6)

Share of the Group in EBITDA after proportionate
consolidation in the renewable energies segment in
the U.S.	27

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the three months ended March 31, 2025 (in millions of NIS) (Cont.)

B.	EBITDA, FFO and net cash flows after debt service (Cont.)

(3)
Set forth below is a breakdown of the EBITDA after proportionate consolidation data broken down by subsidiaries (on a consolidated basis) and the associated companies (on a proportionate basis, based on the rate of the holdings of the CPV Group therein) as well as FFO and cash flows after service of project debt data (in NIS millions):

		For the three months ended			For the three months ended
Main projects in operation	Basis of	March 31, 2025			March 31, 2024
	presentation			Net cash			Net cash
	in the	EBITDA		flows	EBITDA		flows
	Company’s	after		after	after		after
	financial	proportionate		debt	proportionate		debt
	statements	consolidation	FFO	service	consolidation	FFO	service

Total operating projects in Israel and
accompanying business activities (1)	Consolidated	139	222	209	(2)180	(3)239	(3)201
Business development costs,
headquarters in Israel and other costs	Consolidated	(2)	(3)(29)	(3)113	(10)	(10)	(10)
Total Israel (4)		137	193	322	170	229	191

Total operating projects (5)	Associated	277	188	(131)	168	126	40
Other costs	Consolidated	–	(4)	(4)	(2)	(2)	(2)
Total energy transition in the U.S.		277	184	(135)	166	124	38
Total operating projects (5) (6)	Associated	33	22	1	37	25	(1)
Business development and other costs	Associated	(6)	(4)	(4)	(9)	(10)	(10)
Total renewable energy in the U.S.		27	18	(3)	28	15	(11)
Total activities as part of the “others”
segment (7)	Consolidated	(8)	(8)	(8)	(9)	(9)	(9)
Headquarters in the United States (8)	Consolidated	(17)	(41)	(41)	(20)	(40)	(40)
Total United States		279	153	(187)	165	90	(22)

Company headquarters (not allocated
to the segments) (4) (8)	Consolidated	(6)	(21)	(127)	(3)	(30)	72

Total consolidated (9)		410	325	8	332	289	241

(1)	The accompanying business activities in Israel include mainly virtual supply activities through OPC Israel, and sale/purchase of natural gas, including with third parties through OPC Natural Gas.

(2)
In the first quarter of 2024, the EBITDA of the active projects in Israel included compensation of about NIS 26 million in respect of lost revenues caused by a delay in the commercial operation of the Zomet power plant.

(3)
In the period of the report, the financial data of the headquarters in Israel includes payments of interest and principal (if any) of the company credit in OPC Israel (which was used partly for early repayment of project financing in Zomet and Gat) and taking out of company credit in OPC Israel, as described in Note 6A(1) to the Interim Statements. In the corresponding period last year, the financial data of the active projects in Israel includes payments of interest and principal of project credit in Zomet and Gat, which were repaid early, as stated, in the third quarter of 2024 (for additional details see – Note 14B(1) to the annual financial statements).

(4)	Not including intercompany activities between the Company, on the one hand, and the headquarters and the subsidiaries in Israel, on the other hand.

(5)
For details regarding active projects in the Energy Transition segment in the U.S. – see Section 1 above and regarding calculation of the Group’s share in the EBITDA after proportionate consolidation of the Renewable Energies segment – see Section 2 above.

(6)
Due to completion of the transaction for investment in the area of renewable energies in the U.S. in November 2024, the data of this segment in the U.S. is calculated from this date on the basis of proportionate consolidation where the share of the CPV Group is 66.7%.

(7)
Includes mainly business development and other costs in the area of initiation and development of high‑efficiency power plants running on natural gas, with future carbon capture potential, and the results of the retail activities in the U.S.

(8)
After elimination of management fees between the CPV Group and the Company, in the amounts of about NIS 8 million and about NIS 7 million for the three months ended March 31, 2025 and 2024, respectively.

(9)	In the period of the report, the consolidated FFO without adjustments for changes in the working capital was about NIS 245 million (in the corresponding period last year – about NIS 200 million).

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the three months ended March 31, 2025 (in millions of NIS) (Cont.)

C.	Analysis of the change in EBITDA – Israel segment

Set forth below is an analysis of the change in EBITDA in Israel in the period of the report compared with the corresponding period last year (in NIS millions):

1.
Availability (operational) – further to that stated in Section 7.11.1 of Part A of the Periodic Report for 2024, for purposes of reducing the risk of an operating failure at the Zomet power plant due to a technical defect discovered and in coordination with the contractor, as part of the process of clarifying and repairing the defect, in the period of the report the availability of the power plant was partially limited (for details – see Section H. below), which starting from March 2025 the capacity of the power plant is limited about 80% – 85%, which had a negative impact on the availability of the power plant and, in turn, on the results for the period of the report. In the Company’s estimation, as at the approval date of the report, the process of clarification and repair of the defect is expected to be completed at the latest within about 10 months.[9] For details – see Section 7.11.1 of Part A of the Periodic Report for 2024.

On the other hand, as stated in Section 7.11.1 of Part A of the Periodic Report for 2024, in the corresponding period last year the Rotem power plant was shut down in March 2024 for purposes of planned maintenance work that lasted 17 days and which had a negative impact on its results in the corresponding period last year.

2.
One‑time events – in the corresponding period last year, an amendment to the agreement was signed with Zomet’s construction contractor, in the framework of which, among other things, the construction contractor paid Zomet compensation, in the amount of about NIS 26 million (about $7 million) in respect of a loss of revenues caused to Zomet due to delay in the commercial operation date of the power plant. For additional details – see Note 26A(3) to the annual financial statements.

[9]
That stated constitutes “forward‑looking” information as it is defined in the Securities Law. Ultimately, there could be delays in completion of the required clarification and repairs and/or other operation limitations, among other things, as a result of technical and/or operational factors and/or factors relating to the construction contractor.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the three months ended March 31, 2025 (in millions of NIS) (Cont.)

D.	Analysis of the change in EBITDA after proportionate consolidation – energy transition segment in the U.S.

Set forth below is an analysis of the change in the EBITDA after proportionate consolidation in the energy transition segment in the period of the report compared with the corresponding period last year (in millions of NIS):

Energy margins and hedges – as detailed in Section 3.3G above, in the period of the report there was a significant increase in the electricity margins compared with the corresponding period last year and, accordingly, there was an increase of about NIS 106 million in the energy margins of the CPV Group (without the impact of the increase in the holdings of some of the power plants). The said increase in the energy margin was offset, in the amount of about NIS 61 million, due to realization of energy hedges at a lower profit than in the corresponding period last year.

(*)
Reflects the impact of the increase in the holdings (which was completed in the fourth quarter of 2024) in the Maryland and Short power plants on the EBITDA after proportionate consolidation in the period of the report. For details – see Note 24C to the annual financial statements.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the three months ended March 31, 2025 (in millions of NIS) (Cont.)

E.	Renewable energies segment in the U.S.

Set forth below is an analysis of the change in the EBITDA after proportionate consolidation from activities in the renewable energy segment in the period of the report compared with the corresponding period last year (in millions of NIS):

Entry of a partner in CPV Renewable – as a result of completion of the investment transaction in the area of renewable energies in the U.S. in November 2024, starting from this date this segment’s data is calculated on the basis of a proportionate consolidation, where the share of the CPV Group is 66.7%. For additional details – see Note 23E to the annual financial statements.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the three months ended March 31, 2025 (in millions of NIS) (Cont.)

F.	Additional details regarding energy hedges and guaranteed capacity payments in the Energy Transition segment in the U.S.

As part of its policy for management of the exposures, the CPV Group is in the practice, from time to time, of entering into hedging agreements, which reduce the fluctuations in the electricity margins. In addition, the capacity revenues for the nominal capacity of the power plants running on natural gas are determined for certain future periods, as detailed in Section 3.3I above.

Set forth below is the scope of the hedging for the rest of 2025 as at the date of the report (the data presented in the tables below is on the basis of the rate of holdings of the CPV Group in the associated companies as at the date of the report and taking into account a transaction for acquisition of additional holdings in Shore (about 20%) that was completed after the date of the report (for details – see Note 9C to the Interim Statements)10.

April–December
2025

Expected generation (MWh)	8,341,918

Net scope of the hedged energy margin (% of the expected generation of the power plants) (*)	64%

Net hedged energy margin (millions of $)	≈ 95 (≈ NIS 343 million)

Net hedged energy margin ($/MWh)	17.69

Net market prices of energy margin ($/MWh) (**)	14.92

(*)
Pursuant to the policy for hedging electricity margins as at the date of the report, in general the CPV Group seeks to hedge up to 50% of the scope of the expected generation. The actual hedge rate could ultimately be different.

(**)
The net energy margin is the energy margin (Spark Spread) plus/minus Power Basis less carbon tax (RGGI) and other variable costs. For details regarding the manner of calculation of the electricity margin (Spark Spread) – see Section 3.3G above. The market prices of the net energy margin are based on future contracts for electricity and natural gas.

10 The estimated percentages and the actual hedged energy margins could change due to new hedges and/or sales of capacity made or as a result of changes in market conditions or the hedging policy of the CPV Group. That stated in this Section with respect to the energy margin and availability receipts constitutes “forward‑looking” information as it is defined in the Securities Law, which may change due to, among other things, operating factors and availability of the power plant, market conditions, regulatory changes and/or occurrence of one or more of the risk factors as stated in Section 19 of Part A of the Periodic Report for 2024.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the three months ended March 31, 2025 (in millions of NIS) (Cont.)

F.	Additional details regarding energy hedges and guaranteed capacity payments in the Energy Transition segment in the U.S. (Cont.)

Set forth below is the scope of the secured capacity revenues for the rest of 2025 as at the date of the report (the data shown in the tables below is on the basis of rate of holdings of the CPV Group in the associated companies as at the approval date of the report and taking into account a transaction for acquisition of additional holdings in Shore (about 20%) that was completed after the date of the report):

April–December
2025

Scope of the secured capacity revenues (% of the power plant’s capacity)	94%

Capacity receipts (millions of $)	≈ 97 (≈ NIS 350 million)

G.	Net income and adjusted net income (in millions of NIS)

1.	Definitions

“Adjusted net income (loss)” – net income or loss in accordance with International Financial Reporting Standards (IFRS) plus or minus other expenses and income, non-recurring events, such as losses from impairment of value and reversals thereof and transactions that are not in the ordinary course of business. For details regarding the difference between the net income and the adjusted net income in 2023–2024 – see Section 2 below.

It is emphasized that the said adjusted net income or loss item in this report is not an item that is recognized under IFRS or other generally accepted accounting standards as an index for measuring financial performances and should not be considered as a substitute for income or loss or other terms provided pursuant to IFRS. It is possible that the Company’s definitions of adjusted income or loss are different than those used by other companies. Nonetheless, the Company believes that the adjusted income or loss provides useful information to management and investors by eliminating certain sections that management believes do not constitute an indication of the Company’s regular and ongoing business activities.

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the three months ended March 31, 2025 (in millions of NIS) (Cont.)

G.	Net income and adjusted net income (in millions of NIS) (Cont.)

2.	Analysis of the change in net income and adjusted net income (in millions of NIS)

(1)
A loss from impairment in value of the investment in Gnrgy in 2024, in the amount of about NIS 19 million. For additional details – see Note 11C to the annual financial statements. In addition, in 2024 there was an impairment loss in Hadera 2, in the amount of about NIS 31 million, in light of the government’s decision to reject the plan, for additional details, see Note 10B(4) to the annual financial statements.

(2)
Most of the increase stems from additional depreciation and financing expenses, in the amount of about NIS 29 million in the period of the report, relating to transition to presenting the investment in the renewable energies segment in the U.S. based on the equity method of accounting, commencing from November 2024, and additional depreciation and financing expenses, in the amount of about NIS 35 million, due to increase in the rate of holdings in the Shore and Maryland power plants in the fourth quarter of 2024.

(3)
Most of the decrease in the depreciation and amortization and financing expenses, net, stems from discontinuance of the consolidation of the renewable energies in the U.S. segment from November 2024 and transition to the equity method of accounting (for additional details – see Note 23E to the annual financial statements).

OPC Energy Ltd.
Report of the Board of Directors
4.	Analysis of the results of operations for the three months ended March 31, 2025 (in millions of NIS) (Cont.)

H.	Detail of generation

Set forth below is detail of the generation of the power plants in Israel and the U.S.:

Israel

		For the three months ended March 31, 2025				For the three months ended March 31, 2024
					Actual				Actual
		Potential	Net	Actual	calculated	Potential	Net	Actual	calculated
		electricity	electricity	generation	availability	electricity	electricity	generation	availability
	Capacity	generation	generation	percentage	percentage	generation	generation	percentage	percentage
	(MW)	(GWh)(1)	(GWh)(2)	(%)(3)	(%)	(GWh)	(GWh)	(%)	(%)

Rotem	466	961	926	96.4%	99.3%	964	685	71.1%	82.0%
Hadera	144	257	233	90.7%	90.8%	268	258	96.3%	96.4%
Gat	75	154	143	92.9%	100.0%	159	141	88.7%	88.0%
Zomet*	396	782	73	9.3%	67.5%	818	136	16.6%	83.5%

(1)	The generation potential is the net generation capability adjusted for temperature and humidity.

(2)	The actual net generation in the period.

(3)	The actual generation percentage is the net electricity generated divided by the generation potential.

* For details – see Section G(2) above.

U.S.

		For the three months ended March 31, 2025				For the three months ended March 31, 2024
		Potential	Net	Actual	Actual	Potential	Net	Actual	Actual
		electricity	electricity	generation	availability	electricity	electricity	generation	availability
	Capacity	generation	generation	percentage	percentage	generation	generation	percentage	percentage
	(MW)	(GWh)(1)	(GWh)(2)	(%)(3)	(%)	(GWh)	(GWh)	(%)	(%)
	Energy transition projects (natural gas)

Shore	725	1,476	778	49.1%	92.6%	1,600	1,011	63.0%	98.9%
Maryland	745	1,620	1,066	65.8%	98.9%	1,483	832	50.7%	90.5%
Valley	720	1,555	1,438	92.6%	99.6%	1,572	1,411	89.8%	97.4%
Towantic*	805	1,741	1,459	80.0%	99.9%	1,759	1,477	80.1%	99.1%
Fairview	1,050	2,324	2,127	93.2%	100.0%	2,349	2,139	92.7%	99.9%
Three Rivers	1,258	2,717	1,615	61.0%	97.9%	2,746	1,677	62.7%	75.8%

(1)	The potential generation is the gross generation capability during the period after planned maintenance and less the electricity used for the power plant’s internal purposes.

(2)	The net generation of electricity is the gross generation during the period less the electricity used for the power plant’s internal purposes.

(3)	The actual generation percentage is the quantity of the net electricity generated in the facilities compared with the maximum quantity that can be generated in the period.

*
Subsequent to the date of the report, planned maintenance started at the power plant wherein a significant piece of equipment is expected to be replaced, which as at the date of the report had not yet been completed[1][1].

[11]	It is noted that in the usual course of things long maintenance periods (planned or unplanned) have a negative impact of the power plant’s results.

OPC Energy Ltd.
Report of the Board of Directors
5.       Initiation and Construction Projects

A.	Projects under construction and in development in Israel (held at 100% ownership by OPC Israel, which is 80% held by the Company)[12]:

1.	Main details with reference to construction projects in Israel (the data presented in the table below is in respect of 100% for each project):

[12]
That stated in connection with projects that have not yet reached operation, including with reference to the expected operation date, the technologies and/or the anticipated cost of the investment, is “forward‑looking” information, as it is defined in the Securities Law, which is based on, among other things, the Company’s estimates as at the approval date of the report and regarding which there is no certainty it will be realized (in whole or in part). Completion of the said projects (or any one of them) may not occur or may occur in a manner different than that stated above, among other things due to dependency on various factors, including those that are not under the Company’s control, including assurance of connection to the network and output of electricity from the project sites and/or connection to the infrastructures (including gas infrastructures), receipt of permits, completion of planning processes and licensing, completion of construction work, final costs in respect of development, construction, equipment and acquisition of rights in land, the proper functioning of the equipment and/or the terms of undertakings with main suppliers (including lenders), and there is no certainty they will be fulfilled, the manner of their fulfillment, the extent of their impact or what their final terms will be. Ultimately technical, operational or other delays and/or breakdowns and/or an increase in expenses and/or other changes could be caused, this being as a result of, among other things, factors as stated above or as a result of occurrence of one or more of the risk factors the Company is exposed to, including construction risks (including force majeure events and the War and its impacts), regulatory, licensing or planning risks, macro‑economic changes, delays in receipt of permits or assurance of connection to the networks and infrastructures, delays and increased costs due relating to the supply chain and changes in raw‑material prices and etc. For additional details regarding risk factors – see Section 19 of Section A of the Periodic Report for 2024. It is further clarified that delays in completion of the above‑mentioned projects beyond the date originally planned for this could impact the ability of the Company and the Group companies to comply with their obligations to third parties (including under guarantees provided), including authorities, conditions of permits, lenders, yard consumers, customers and others, in connection with the projects, and cause a charge for additional costs, payment of compensation or starting of proceedings (including under guarantees provided).

OPC Energy Ltd.
Report of the Board of Directors
5.        Initiation and Construction Projects (Cont.)

A.	Projects under construction and in development in Israel (held at 100% ownership by OPC Israel, which is 80% held by the Company)[12]: (Cont.)

Power					Date/			Total
plants/					expectation		Total	construction
facilities					of the start		expected	cost as at
for					of the	Main	construction	March 31,
generation		Capacity			commercial	customer/	cost	2025
of energy	Status	(megawatts)	Location	Technology	operation	consumer	(NIS millions)	(NIS millions)

OPC Sorek 2 Ltd. (“Sorek 2”)	Under construction	≈ 87	On the premises of the Sorek B seawater desalination facility	Powered by natural gas, cogeneration	Second half of 2025[13]	Yard consumers and the System Operator	[14]≈ 220	≈ 196

13 It is noted that a delay in the commercial operation beyond the original contractual date, which is not considered a justified delay as defined in the project agreements, could trigger payment of monthly compensation at a limited graduated rate (taking into account the length of the delay, where a delay after full utilization of the compensation ceiling could give rise to a cancellation right). It is clarified that in the initial delay period, the amount of the compensation for an unjustified delay is not material. The construction work, its completion, the commercial operation date and the costs involved with the construction are adversely impacted by the War and/or its impacts, including in the year of the report. As at the date of the report, the financial closing for the project had been completed, however completion of the construction and operation of the Sorek 2 generation facility are subject to fulfillment of conditions and factors that have not yet been fulfilled, and to operational or technical factors that relate to completion of the construction and the work on the project’s site, which are impacted by, among other things, the defense (security) situation in Israel and the disruptions regarding arrival of work teams and equipment in Israel due to the war. It is noted that in the position of the construction contractor and the equipment supplier is that the security situation in Israel constitutes force majeure. In this regard, it is noted that Sorek 2 approached and notified IDE and the State of Israel that delays in the timetables and completion of the construction are expected, when it is noted that there is not certainty regarding the results of the contact of Sorek 2. It is emphasized that ultimately, the date expected for completion of the construction and commencement of the operation, as shown in the table, could be delayed even beyond that stated, as a result of, among other things, a delay of the construction work and connection of the equipment (including construction of the desalination facility), delays in receipt of the required permits all of which had not yet been received at the date of the report, disruptions in arrival of equipment, force majeure events, and occurrence of risk factors to which the Company is exposed, including delays relating to the War or its consequences. Such delays could involve an increase in the project costs. It is clarified that delays as stated could impact the project’s costs and could also trigger an increase in costs (beyond the expected cost indicated above) and/or could constitute non‑compliance with liabilities to third parties. As stated in Section 7.15.1.2 to Part A of the Periodic Report for 2024.
14 Not including a charge for headquarters costs and financing for the Company and the headquarters in Israel.

OPC Energy Ltd.
Report of the Board of Directors
5.        Initiation and Construction Projects (Cont.)

A.	Projects under construction and in development in Israel (held at 100% ownership by OPC Israel, which is 80% held by the Company)[12]: (Cont.)

2.
For additional details regarding projects in the advanced and initial development stages in Israel, particularly facilities for generation of energy on the customer’s premises in various stages of construction and development and solar and storage projects in kibbutzim/communities – see Section 6A(2) to the Report of the Board of Directors for 2024[15].

Intel project and Ramat Beka project – further to that stated in Section 6A(2) to the Report of the Board of Directors for 2024 regarding the Intel and Ramat Beka projects, in March 2025, government authorization was received for advancement of the plans on the National Infrastructures Board. In addition, further to the hearing described in Section 7.3.5 of Part A of the Periodic Report for 2024, on May 20, 2025, the Electricity Authority published a decision regarding a bilaterial market regulation for generation and storage connected to or integrated in the transmission grid. The regulation will apply from January 1, 2026 to renewable energy generation facilities with integrated storage (it was determined that the facility will be required to comply with a ratio of storage capacity to generation capacity that will not exceed 7) that will receive tariff approval up to June 1, 2027 or up to a total quota of 2,000 megawatts.

Pursuant to the regulation, a possibility was given to renewable‑energy generation facilities including integrated storage to enter into availability transactions with virtual suppliers. An availability transaction will give the supplier a right to acquire energy every hour at the half‑hour “SMP” market price up to a limit of the availability certificate the supplier acquired from the generator. The capacity denominated in the availability certificate will be determined based on capacity credit. The capacity credit, for a renewable‑energy facility with integrated storage (unload of 4 hours) that receives tariff approval as part of the initial quota of the regulation will be 60% and will not change up to 2036. A storage facility, as stated, will operate in the energy market using the central loading system. A generator, except for an independent storage generator that does not allocate all the capacity denominated in its availability certificate to suppliers will be permitted to request from the System Operator to receive an availability tariff of 1.75 agurot divided by the capacity credit determined for the facility, unlinked, for the capacity not allocated to a supplier, provided the generator will not be able to allocate this capacity to a private supplier during a period of 12 months. It is noted that the Ramat Beka project, which is in the advanced development stage, is expected to operate under this regulation (subject to completion of its construction and the operation thereof). As part of the decision, the Electricity Authority also determined a quota for independent storage facilities and facilities for restoration of waste. It is further noted that at the present time the Authority is also examining integration of new and existing conventional generation facilities (including generation facilities for yard consumers) in the framework of a regulation and is expected to publish a hearing regarding the matter.

15 The information regarding projects in the advanced and initial development stages in Israel constitutes “forward‑looking” information as it is defined in the Securities Law. The ultimate execution of the development projects (in whole or in part) might not materialize and/or could be delayed – this being as a result of, among other things, non‑fulfillment of the conditions and circumstances required or that are appropriate for their execution, the defense situation in Israel and other factors.

OPC Energy Ltd.
Report of the Board of Directors
5.        Initiation and Construction Projects (Cont.)

B.
Construction and development projects in the U.S. (including projects in the renewable energy area held by CPV Renewable which is held at the rate of 66.7% by the CPV Group (the CPV Group is held at the rate of 70.53% by the Company)[16]:

1.
Main details regarding construction projects in the area of renewable energy using solar and wind technologies in the U.S. (the data presented in the table below is in respect of 100% for each project):

16 Details with respect to the scope of the investments in the United States were translated from dollars and presented in NIS based on the currency rate of exchange on March 31, 2025 – $1 = NIS 3.718. The information presented below regarding projects under construction, including with respect to the expected commercial structure, the projected commercial operation date, the expected construction cost, an undertaking with a tax partner and/or the expected results of the activities for the first full calendar year (revenues, EBITDA, investments of the tax partner and cash flows after the tax partner) includes “forward‑looking” information, as it is defined in the Securities Law, regarding which there is no certainty it will materialize (in whole or in part), including due to factors that are not under the control of the CPV Group. The information is based on, among other things, estimates of the CPV Group as at the approval date of the report, the realization of which is not certain, and which might not be realized due to factors, such as: regulatory changes or legislative changes (including changes impacting main suppliers of the projects and/or import of equipment and including regulatory/legislative changes in the area of energy or import tariffs due to changes in the government in the U.S.), delays in receipt of permits, an increase in the construction costs, delays in execution of the construction work and/or technical or operational malfunctions, problems or delays regarding signing an agreement for connection to the network or connection of the project to transmission or other infrastructures, an increase in costs due to the commercial conditions in the agreements with main suppliers (such as equipment suppliers and contractors), problems signing an investment agreement with a Tax Equity Partner regarding part of the cost of the project and utilization of the tax benefits (if relevant), problems signing commercial agreements sale for of the potential revenues from the project, terms of the commercial agreements, conditions of the energy market, an increase in the financing expenses, unforeseen expenses, macro‑economic changes, weather events, delays and an increase in costs related to the supply chain, transport and an increase in raw‑material prices, etc. Completion of the projects in accordance with the said estimates is subject to the fulfillment of conditions which as at the approval date of the report had not yet been fulfilled (fully or partly) and, therefore, there is no certainty they will be completed in accordance with that stated. Construction delays could even impact the ability of the companies to comply with liabilities to third parties in connection with the projects (including based on guarantees provided in favor of those third parties). For details regarding regulatory changes and changes in the government’s policies – see Section 8.1.2.2 of Part A of the Periodic Report for 2024.

OPC Energy Ltd.
Report of the Board of Directors
5.	Initiation and Construction Projects (Cont.)

B.
Construction and development projects in the U.S. (including projects in the renewable energy area held by CPV Renewable which is held at the rate of 66.7% by the CPV Group (the CPV Group is held at the rate of 70.53% by the Company)[16]: (Cont.)

1.
Main details regarding construction projects in the area of renewable energy using solar and wind technologies in the U.S. The data presented in the table below is in respect of 100% for each project (Cont.)

						Total expected construction cost net for 100%		Total construction cost as at	Expectation for a first full calendar year
in the period of the PPA agreements
					Regulated						Cash flows
			Expected		market	of the	Tax	March 31,			after tax
			commercial		after	project	equity	2025	Revenues	EBITDA	partner
	Capacity		operation	Commercial	the PPA	(NIS	(NIS	(NIS	(NIS	(NIS	(NIS
Project	(megawatts)	Location	date	structure	period	millions)	millions)	millions)	millions)	millions)	millions)

CPV Backbone Solar, LLC (“Backbone”)	179 MWdc	Maryland	Second half of 2025	Long-term PPA[17] (including green certificates)	PJM + MD SRECs	≈ 1,212 (≈ $326 million)	≈ 445 (≈ $120 million)[18]	≈ 959 (≈ $258 million)	≈ 70 (≈ $19 million)	≈ 47 (≈ $13 million)	≈ 39 (≈ $11 million)

17 The project has signed an agreement with a global e‑commerce company for a period of 10 years from the start of the commercial operation, for supply of 82% of the electricity expected to be generated by the project in the said period, and sale of solar renewable energy certificates, which is valid up to 2035. The balance of the project’s capacity (18%) will be used for supply to active customers, retail supply of electricity of the CPV Group or for sale in the market.
18 In October 2024, the CPV Group signed an agreement with a tax partner in the ITC (Investment Tax Credit) format, where pursuant to the agreement the investment of the tax partner in the project will be partly (about 20%) on the mechanical completion date, and the balance (about 80%) will be paid on the commercial operation date.

OPC Energy Ltd.
Report of the Board of Directors
5.	Initiation and Construction Projects (Cont.)

B.
Construction and development projects in the U.S. (including projects in the renewable energy area held by CPV Renewable which is held at the rate of 66.7% by the CPV Group (the CPV Group is held at the rate of 70.53% by the Company)[16]: (Cont.)

1.
Main details regarding construction projects in the area of renewable energy using solar and wind technologies in the U.S. The data presented in the table below is in respect of 100% for each project (Cont.)

						Total expected construction cost net for 100%		Total construction cost as at	Expectation for a first full calendar year
in the period of the PPA agreements
					Regulated market						Cash flows
			Expected			of the	Tax	March 31,			after tax
			commercial		after	project	equity	2025	Revenues	EBITDA	partner
	Capacity		operation	Commercial	the PPA	(NIS	(NIS	(NIS	(NIS	(NIS	(NIS
Project	(megawatts)	Location	date	structure	period	millions)	millions)	millions)	millions)	millions)	millions)

CPV Rogue’s Wind, LLC (“Rogues”)	114	Pennsylvania	First half of 2026	Long-term PPA[19] (including green certificates)	PJM MAAC	≈ 1,357 (≈ $365 million)	≈ 596 (≈ $160 million)[20]	≈ 438 (≈ $118 million)	≈ 89 (≈ $25 million)	≈ 70 (≈ $19 million)	≈ 57 (≈ $16 million)

19 In April 2021, the project signed an agreement for sale of all the electricity and the environmental consideration (including Renewable Energy Certificates (RECs), benefits relating to availability and accompanying services), the terms of which were improved in 2024. The agreement was signed for a period of 10 years starting from the commercial operation date. The CPV Group has provided collateral for assurance of its obligations under the agreement, which includes execution of certain payments to the other party if certain milestones (including the commencement date of the activities) in the project are not completed in accordance with the timetable determined.
20 The project is located on a former coal mine and, therefore, it is expected to be entitled to enlarged tax benefits of 40% in accordance with the IRA Law. The CPV Group intends to act to sign an agreement with a tax partner (Equity Tax) in an ITC format in respect of about 40% of the cost of the project and use of the tax credits that are available to the project (subject to appropriate regulatory arrangements). That stated regarding the intention of the CPV Group to sign an agreement with a tax partner (equity tax), including the scope thereof and/or the scope of the tax benefits, includes “forward‑looking” information as it is defined in the Securities Law, which is based on estimates and intentions of the CPV Group proximate to the approval date of the report and regarding which there is no certainty they will materialize (in whole or in part). The said estimates might not materialize or might change due to a range of circumstances, including changes in the provisions of the law or the applicable benefits, the final terms of the agreement with the tax partner, and factors as stated in footnote 16 above.

OPC Energy Ltd.
Report of the Board of Directors
5.	Initiation and Construction Projects (Cont.)

B.
Construction and development projects in the U.S. (including projects in the renewable energy area held by CPV Renewable which is held at the rate of 66.7% by the CPV Group (the CPV Group is held at the rate of 70.53% by the Company)[16]: (Cont.)

2.	Main details regarding development projects in the U.S.

Set forth below is a summary of the scope of the development projects (in megawatts) in the United States as at the approval date of the report21.

21 The information presented in the Section regarding the backlog of development projects of the CPV Group, including with respect to the status of the projects and/or their characteristics (capacity, technology, integration possibilities with carbon capture potential, expected construction date, etc.) constitutes “forward‑looking” information as it is defined in the Securities Law, regarding which there is no certainty it will be realized or how it will be realized. As at the approval date of the report, there is no certainty regarding execution of the development projects (in whole or in part), and their advancement and the rate thereof are subject to, among other things (as applicable), completion of development and licensing processes, assurance of control over the land (real estate), signing of agreements (such as equipment and construction agreements), execution of construction processes, assurance of a connection process, assurance of financing and/or receipt of regulatory and other approvals. In addition, advance of the development projects is subject to the discretion of the competent organs of the CPV Group and of the Company.

OPC Energy Ltd.
Report of the Board of Directors
5.	Initiation and Construction Projects (Cont.)

B.	Construction and development projects in the U.S. (including projects in the renewable energy area held by CPV Renewable which is held at the rate of 66.7% by the CPV Group (the CPV Group is held at the rate of 70.53% by the Company)[16]: (Cont.)

2.	Main details regarding development projects in the U.S.

Set forth below is a summary of the scope of the development projects (in megawatts) in the United States as at the approval date of the report21.

	Advanced	Preliminary
Renewable energy	development[22]	development	Total

PJM market
Solar (2)	40	1,330	1,370
Wind	150	–	150
Total PJM market (1)	190	1,330	1,520

Other markets
Solar (2)	490	1,330	1,820
Wind	300	900	1,200
Total other markets	790	2,230	3,020

Total renewable energy	980	3,560	4,540

Share of the CPV Group (66.67%)	650	2,390	3,040

(1)
For details regarding the process with respect to requests for connection to the network and the interim results regarding some of the connection studies in the PJM market, which in the estimation of the CPV Group triggered a delay in the development of certain projects, taking into account, among other things, the required costs for upgrading the network and their position in the connection process – see Section 6B(2) to the Report of the Board of Directors for 2024.[23]

22 In general, the CPV Group views projects that in its estimation are in a period of up to two years or up to three years to the start of the construction as projects in the advanced development stage (there is no certainty the development projects, including projects in the advanced stage, will be executed). That stated is impacted by, among other things, the scope of the project and the technology, and could change based on specific characteristics of a certain project, as well as from the external circumstances that are relevant to the project, such as the anticipated activities’ market or regulatory circumstances. In general, projects that are designated to operate in the PJM market could be impacted by the changes in the connection processes as part of the proposed change described in Section 8.1.2.2(A) of Part A to the Periodic Report for 2024, and their progress could be delayed as a result of these proposed changes. It is clarified that in the early development stages (in particular), the scope of the projects and their characteristics are subject to changes, if and to the extent they reach advanced stages.
23 That stated above in connection with the impacts of the processes with respect to the connection agreements of PJM on the projects of the CPV Group, includes “forward‑looking” information as it is defined in the Securities Law, the realization of which and the manner thereof are uncertain and depend on, among other things, factors that are not under the Company’s control.

OPC Energy Ltd.
Report of the Board of Directors
5.	Initiation and Construction Projects (Cont.)

B.	Construction and development projects in the U.S. (including projects in the renewable energy area held by CPV Renewable which is held at the rate of 66.7% by the CPV Group (the CPV Group is held at the rate of 70.53% by the Company)[16]: (Cont.)

2.	Main details regarding development projects in the U.S. (Cont.)

(2)
Further to that stated in Section 8.13.2 of Part A of the Periodic Report for 2024, with respect to a framework agreement for acquisition of solar panels, in April 2025 CPV Renewable (which as at the date of the report is held by the CPV Group at the rate of 66.7%) signed an amendment to the agreement, to increase the total number of the solar panels as part of the agreement to about 140 MWdc, for an aggregate consideration of about $23 million, among other things, while reducing the price per unit, adjustment of the timetables for supply of the panels to the timetables of the development projects, update of the deposit provided by CPV Renewable and reduction of the scope of the compensation that will apply to CPV Renewable in a case of early conclusion of the agreement.

Natural gas projects	Advanced	Preliminary
with carbon capture potential*	development	development	Total

Development projects	(2)1,350	(3)5,000	6,350

Share of the CPV Group	950	3,940	4,890

* For additional details – see Section 8.10(A) of Part A of the Periodic Report for 2024.

(3)
Further to that stated in Section 6B(2)(2) to the Report of the Board of Directors for 2024, in the third quarter of 2024 the Basin Ranch project (a natural gas project with an estimated capacity of about 1.35 gigawatts located in the State of Texas and having future carbon capture potential, which is held at the rate of 70% by the CPV Group and 30% by GE Vernova) was selected by the Texas Energy Fund (“TEF”) to advance to the stage of due diligence examinations in order to receive a subsidized loan for a combined‑cycle power plant in the amount of about $1 billion for a period of 20 years with fixed interest of 3% and principal repayments beginning at the end of 3 years from the commercial operation date – this being on the condition that the construction thereof will start by the end of 2025. As at the approval date of the report, the CPV Group is carrying on advanced negotiations with TEF in connection with the loan agreements. The project is expected to operate in the ERCOT market (which operates solely as an energy market) pursuant to the price offers of the generators and the market’s demands (for details regarding the ERCOT market – see Section 8.1.2.2(D) of Part A of the Periodic Report for 2024), where the project is expected to enter into commercial agreements of the “gas netback” type with gas suppliers and PPA agreements for sale of electricity with the goal of hedging about 75% of the power plant’s capacity for a period of seven years from the end of the construction period. As at the date of the report, the CPV Group estimates that the project’s total construction cost (100%) will be in the range of about NIS 6.4 billion to about NIS 7.1 billion ($1.8 billion to $2 billion), and it has completed obtaining the required permits in order to commence construction of the project. In addition, as at the approval date of the report the CPV Group is advancing various pre‑construction actions with respect to the project, and in this framework it is endeavoring to complete significant undertakings in connection with the construction (such as, an EPC agreement and a network connection agreement), where in order to cope with global constraints regarding supply times for equipment to power plants, the CPV Group is presently signing an agreement with the equipment manufacturer which is the partner in the project (GE Vernova) for acquisition of the main equipment for generation of electricity, particularly two H class technology turbines for the project.

OPC Energy Ltd.
Report of the Board of Directors
5.	Initiation and Construction Projects (Cont.)

B.	Construction and development projects in the U.S. (including projects in the renewable energy area held by CPV Renewable which is held at the rate of 66.7% by the CPV Group (the CPV Group is held at the rate of 70.53% by the Company)[16]: (Cont.)

2.	Main details regarding development projects in the U.S. (Cont.)

(3)	(Cont.)

The said equipment agreement includes, among other things, the supply and payment dates and terms, warranty of the manufacturer and specifications of the equipment, and it permits cancellation of the agreement up to the end of December 2025 with no additional compensation beyond the amounts paid up to the cancellation date, which in the estimation of the CPV Group up to the end of August 2025 are not expected to be significant. Subject to completion of the said processes and agreements, signing of the loan agreement with TEF, as stated, and raising the capital needed for construction of the project, a decision to invest in the project and start of the project’s construction are expected to take place in the second half of 2025.

It is noted that as at the approval date of the report, taking into account the project’s timetables and the market conditions, the Company and the CPV Group are examining various alternatives for raising the capital required for construction of the project (including through an integration of financing in addition to the TEF financing), while at the same time it is examining raising private capital in the CPV Group. It is further noted that as at the approval date of the report, there is no certainty regarding the structure, manner or amount of the said fundraising, or the terms or the results of any fundraising that might be executed, which have not yet been finally determined, and the matter is subject to, among other things, the market conditions, advancement of the project’s development and the discretion of the Company’s competent organs.

In addition, there is no certainty regarding completion of the project’s development processes, signing of all the detailed agreements referred to above, receipt of the TEF loan and the other conditions necessary for purposes execution or construction of the project, which had not yet been fulfilled as at the approval date of the report and there is no certainty regarding their fulfillment or the timing thereof[24]. It is clarified that construction of the project and the operation thereof are exposed to various risk factors that characterize projects in the Energy Transition area (including construction risk and exposure to market risks, operating risks (including breakdowns or extreme weather/environmental conditions), commercial and/or regulatory events (including by force of legislation, regulation and/or ERCOT requirements)).

For additional details see Section 8.21 of the Periodic Report for 2024.

(4)
Further to that stated in Section 6B(2)(3) to the Report of the Board of Directors for 2024, regarding the “Resource Reliability Initiative” (“RRI”) of the FERC, as at the approval date of the report, the Oregon project (which is in the initial development stage) was chosen by PJM to advance in this accelerated connection process. It is noted that most of the capacity selected as part of the RRI is through use of natural gas technology, a fact that the CPV Group believes constitutes a positive indication regarding the high demand expected for power plants running on natural gas in the PJM market.

[24]
It is clarified that that stated above relating to execution of the project, its characteristics (including capacity and commercial format as stated above), expected construction date, estimated construction and development costs, completion of material undertakings and their final terms, receipt of the TEF loan and its terms and/or completion of raising the necessary capital (including its scope and format) includes “forward‑looking” information as it is defined in the Securities Law. As stated above, as at the approval date of the report, the conditions for receipt of the said loan and the additional conditions necessary for construction and execution of the project and its commercial format had not yet been fulfilled, and their fulfillment and the timing thereof are impacted by various changes or factors (such as macro events (including due to actions of the U.S. government), regulatory changes, operational events, commercial and/or financing terms), including factors that are not under the control of the CPV Group. Delays or changes in the project’s operational characteristics could cause delays in construction of the project, an increase in the costs and/or non‑compliance with commitments to third parties (and conclusion of the undertaking with them and/or additional expenses). Accordingly, that stated might not materialize or might materialize in a significantly different manner, including due to occurrence of one or more of the risk factors the Company and the CPV Group are exposed to.

OPC Energy Ltd.
Report of the Board of Directors
6.         Financial Position as at March 31, 2025 (in millions of NIS)

Category	3/31/2025	12/31/2024	Board’s Explanations

Current Assets

Cash and cash equivalents	837	962	For details – see the Company’s consolidated statements of cash flows in the interim statements and Part 7 below.

Trade receivables	286	293

Receivables and debit balances	83	90

Total current assets	1,206	1,345

Non-Current Assets

Long-term deposits and restricted cash	61	60

Long-term receivables and debit balances	160	162

Investments in associated companies	5,715	5,320
Most of the increase stems from an investment in Shore, in the amount of about NIS 257 million, for purposes of refinancing the project debt (for additional details – see Note 10 to the Interim Statements), equity income of the CPV Group, in the amount of about NIS 63 million, and an increase in the shekel/dollar exchange rate, in the amount of about NIS 114 million. This increase was partly offset by distribution of dividends to the CPV Group by associated companies, in the amount of about NIS 59 million. For additional details regarding investments in associated companies – see Sections 4D and 4E above.

Long-term derivative financial instruments	41	44

Property, plant and equipment	4,198	4,238	Most of the decrease stems from depreciation expenses on property, plant and equipment.

Right-of use assets and long-term deferred expenses	648	637

Intangible assets	264	261

Total non-current assets	11,087	10,722

Total assets	12,293	12,067

OPC Energy Ltd.
Report of the Board of Directors
6.	Financial Position as at March 31, 2025 (in millions of NIS) (Cont.)

Category	3/31/2025	12/31/2024	Board’s Explanations

Current Liabilities

Loans and credit from banks and financial institutions (including current maturities)	85	82

Current maturities of debt of holders of non‑controlling interests	13	14

Current maturities of debentures	235	212

Trade payables	276	213	Most of the increase stems from timing differences.

Other payables and credit balances	203	123	Most of the increase, in the amount of about NIS 105 million, stems from reclassification of current maturities of liabilities in respect of a profit participation plan for employees of the CPV Group.

Total current liabilities	812	644

Non-Current Liabilities

Long-term loans from banks and financial institutions	2,274	2,150
Most of the increase derives from a financing agreement signed by OPC Israel in the period of the report, under which a loan in the amount of NIS 150 million was drawn (for additional details – see Note 7A(1) to the Interim Statements).

Long-term debt from holders of non-controlling interests	495	500

Debentures	1,537	1,663	Most of the decrease, in the amount of about NIS 106 million, derives from repayment of debentures.

Long-term lease liabilities	29	31

Other long-term liabilities	11	115	See explanation in the “other payables and credit balances” section.

Liabilities for deferred taxes	564	543

Total non-current liabilities	4,910	5,002

Total liabilities	5,722	5,646

Total equity	6,571	6,421	Most of the increase stems from the net income, in the amount of about NIS 93 million and other comprehensive income, in the amount of about NIS 39 million.

OPC Energy Ltd.
Report of the Board of Directors
7.        Liquidity and sources of financing

Set forth below is an analysis of significant changes in the cash flows in the period of the report compared with the corresponding period last year (in NIS millions):

(1)
Most of the decrease in cash provided by operating activities stems from a decrease in income on a cash basis, in the amount of about NIS 65 million. On the other hand, there was an increase of about NIS 41 million in dividends from associated companies in the U.S.

(2)
Most of the decrease stems from exit from the consolidation of CPV Renewable in the fourth quarter of 2024 and, as a result, transition to the equity method of accounting – see Note 23E to the annual financial statements.

(3)	Most of the increase stems from an additional investment in the Shore power plant as part of a refinancing executed in February 2025. For additional details – see Note 10 to the Interim Statements.

(4)	For additional details – see Notes 14 and 15 to the annual financial statements and Note 6 to the Interim Statements.

For additional details –see the Company’s condensed consolidated interim statements of cash flows in the Interim Statements.

As at March 31, 2025 and 2024 and December 31, 2024, the Group’s working capital (current assets less current liabilities) amounted to about NIS 394 million, about NIS 410 million and about NIS 701 million, respectively.

As at March 31, 2025, there were no warning signs pursuant to Regulation 10(B)(14) of the Securities Regulations (Periodic and Immediate Reports), 1970, that require publication of a forecasted statement of cash flows for the Company.

OPC Energy Ltd.
Report of the Board of Directors
8.	Adjusted financial debt, net

A.	Composition of the adjusted financial debt, net

The Company defines “financial debt, net” as loans from banks and financial institutions, debentures and interest payable less cash and cash equivalents, including deposits and restricted cash that is earmarked for service of the debt and less/plus the fair value of derivative financial instruments used for hedging the principal and/or interest. “Adjusted financial debt, net” includes the financial debt, net, of the Company and its subsidiaries and the financial debt, net, of its associated companies in the U.S. based on the rate of holdings of the CPV Group in these companies. It is noted that starting from December 31, 2024, in light of discontinuance of consolidation of the renewable energy segment in the U.S., the financial debt data of this segment is presented based a rate of holdings of about 66.67% (for additional information – see Note 23E to the annual financial statements).

The Company defines “leverage ratio” as “adjusted financial debt, net” divided by “adjusted EBITDA after proportionate consolidation” for the 12 months that preceded the measurement date. For purposes of calculation of the leverage ratio, debt in respect of projects under construction (that do not yet generate EBITDA) is not included in the calculation. Regarding projects the construction of which has been completed and/or active projects that were acquired during the period of the report, a representative annual EBITDA is taken into account.

Set forth below is detail of the Group’s leverage ratio:

As at March 31, 2025(1)	As at December 31, 2024(2)

4.8	5.2

(1)
After elimination of debt under construction in the Renewable Energies segment in the U.S. of about NIS 401 million, as at March 31, 2025, as detailed in the following table. With reference to acquisition of additional holdings in some of the power plants in the Energy Transition area in the U.S. (“the Additional Acquisitions”) and regarding transition to the equity method of accounting in the Renewable Energies segment, the representative EBITDA was calculated as follows: Maryland and Shore based on the rate of holdings with respect to the actual results in 2024 for the Additional Acquisitions; the renewable energy activities based on the rate of holdings with respect to the actual results in 2024 at the rate of 66.7% in the period prior to completion of the investment transaction in November 2024.

(2)	For details – see Section 9A of the Report of the Board of Directors for 2024.

OPC Energy Ltd.
Report of the Board of Directors
8.	Adjusted financial debt, net (Cont.)

A.	Compositions of the adjusted financial debt, net (Cont.)

The following table details the financial debt, net, as at March 31, 2025 (in millions of NIS)25:

		Gross debt
		Debt			Cash and cash	Derivative
	Method of	(including			equivalents	financial
	presentation	interest			and deposits	instruments
	in the	payable	Weighted-	Final	(including	for hedging
	Company’s	and	average	repayment	restricted cash	principal
	financial	deferred	interest	date of	used for debt	and/or	Net
Name of project	statements	expenses)	rate	the loan	service) (1)	interest	debt

Hadera	Consolidated	573	4.9%	2037	86	44	443
Israel headquarters and others	Consolidated	1,788	6.3%–6.4%	2033	137	–	1,651
Total Israel		2,361	6.0%		223	44	2,094
Active renewable energy projects (2)	Associated (66.7%)	315	4.2%	2028–2030	8	12	295
Financing of renewable energy projects (3)	Associated (66.7%)	435	6.4%	2026	33	1	401
Renewable energies headquarters	Associated (66.7%)	–	–		136	–	(136)
Total renewable energy		750	5.5%		177	13	560
Fairview (4) (Cash Sweep 50%)	Associated (25%)	467	7.0%	2030–2031	–	–	467
Towantic (Cash Sweep 5%)	Associated (26%)	215	8.0%	2029	4	(3)	214
Maryland (5) (Cash Sweep 75%)	Associated (75%)	868	6.1%	2028	77	11	780
Shore (6) (Cash Sweep 100%)	Associated (69%)	816	7.9%	2030–2032	39	(3)	780
Valley (Cash Sweep 100%)	Associated (50%)	636	10.2%	May 2026	114	–	522
Three Rivers (Cash Sweep 100%)	Associate (10%)	250	5.2%	2028	15	15	220
Total energy transition (7)		3,252	7.5%		249	20	2,983
Headquarters and others – U.S.	Consolidated	–	–	–	171	–	(171)
Total U.S.		4,002			597	33	3,372
Total energy headquarters (9)		1,774	2.5%–6.2% (weighted-average 3%)	2028–2034	515	–	1,259
Total		8,137			1,335	77	6,725

(1)	Includes restricted cash, in the amount of about NIS 53 million in Hadera and about NIS 178 million in the Energy Transition segment.

(2)	As at the date of the report, relates to the Keenan and Mountain Wind projects.

(3)
For details – see Section 8.17.5 of Part A of the Periodic Report for 2024. It is noted that as at the date of the report, the Maple Hill and Stagecoach projects are financed as part of a construction financing framework for renewable energy projects together with the Backbone project, which is under construction, while the Rouge’s Wind project is financed under a separate agreement.

(4)	In February 2025, Fairview’s financing agreement was amended such that the interest margin on the long‑term loan was reduced from 3.5% to 3.0%.

(5)	In March 2025, Maryland’s financing agreement was amended, such that the interest‑rate margin on the long‑term loan was reduced from 3.75% to 3.25%.

(6)
On February 4, 2025, Shore completed an undertaking in a new financing agreement. For details – see Section 8.17.4 of Part A of the Periodic Report for 2024. It is noted that for purposes of completion of Shore’s new financing agreement, the amount of about NIS 286 million ($80 million) was granted to Shore by all of its equity holders (CPV’s share – about $72 million).

25 In addition, the Group has a liability to holders of non‑controlling interests, the balance of which as at March 31, 2025 is about NIS 508 million.

OPC Energy Ltd.
Report of the Board of Directors
8.        Adjusted financial debt, net (Cont.)

A.	Compositions of the adjusted financial debt, net (Cont.)

(7)	The rate (%) of the Cash Sweep mechanism is in accordance with the estimate of the CPV Group and it could change based on the provisions of the financing agreements of the projects.

(8)
As part of some of the financing agreements, financial covenants were determined for the projects. As at the date of the report, the associated companies are in compliance with the financial covenants. As part of Maryland’s financing agreement, a financial covenant was provided requiring a historical debt service coverage ratio of 1:1 during the last four quarters. As at the date of the financial statements, Maryland is in compliance with this financial covenant (2.26).

(9)	Includes balances of debt and cash in the Company and cash in ICG Energy Inc. (available for use for all the Group’s needs).

The following table details the adjusted financial debt, net, as at December 31, 2024 (in millions of NIS):

	Method of presentation in the Company’s financial statements	Debt (including interest payable and deferred expenses)	Cash and cash equivalents and deposits (including restricted cash used for debt service)	Derivative financial instruments for hedging principal and/or interest	Net debt

Hadera	Consolidated	585	72	44	469
Headquarters and others – Israel	Consolidated	1,649	16	–	1,633
Total Israel		2,234	88	44	2,102
Active renewable energy projects	Associated (66.7%)	323	5	16	302
Financing construction of renewable
energy projects	Associated (66.7%)	426	69	9	348
Renewable energies headquarters	Associated (66.7%)	–	216	–	(216)
Total renewable energy		749	290	25	434
Fairview	Associated (25%)	482	–	2	480
Towantic	Associated (26%)	215	9	(1)	207
Maryland	Associated (75%)	891	80	15	796
Shore	Associated (69%)	1,114	235	–	879
Valley	Associated (50%)	686	104	–	582
Three Rivers	Associated (10%)	252	14	17	221
Total energy transition		3,640	442	33	3,165
Headquarters and others – U.S.	Consolidated	–	264	–	(264)
Total U.S.		4,389	996	58	3,335
Total Energy headquarters		1,891	664	–	1,227
Total		8,514	1,748	102	6,664

B.	Interest and linkage bases

For additional information regarding interest and linkage bases – see Section 9B to the Report of the Board of Directors for 2024.

C.	Financial covenants

The Company and its investee companies are subject to financial covenants provided in their financing agreements and trust certificates. As at the date of the report, the Company and its investee companies were in compliance with all the financial covenants provided. For detail regarding the covenants for violation, relating to significant loans and debentures – see Note 6C to the interim Statements26.

In May 2025, Midroog determined an initial rating of A1.il with a stable rating outlook for the Company and its debentures (Series B) (Series C) and (Series D).

26 For a description of the main provisions of material loans of the Company and the investee companies – see Note 14 to the annual Financial Statements.

OPC Energy Ltd.
Report of the Board of Directors
8.	Adjusted financial debt, net (Cont.)

Movement in the adjusted financial debt, net, for the period ended March 31, 2025 (in NIS millions):

FFO- NIS 325M

(*) In respect of translation of the net financial debt of the U.S. which is denominated in dollars into the Company’s functional currency.

OPC Energy Ltd.
Report of the Board of Directors
9.	Debentures (Series B, Series C and Series D)

In the period of the report, there were no significant changes in the details of the existing series of debentures issued by the Company and that were offered to the public pursuant to a prospectus, in the details of the trustees for the debentures, in the conditions for calling the debentures for immediate repayment, in compliance by the Company with these conditions and in the collaterals provided for the debentures.

As at the date of the report, the Company is in compliance with all the conditions of the debentures (Series B, Series C and Series D) and the trust certificates. The Company was not required to take any action in accordance with the request of the trustees for the said debentures.

For additional information regarding the Company’s credit rating – see Section 8C above.

10.	Impacts of changes in the macro‑economic environment on the Group’s activities and its results

For details – see Section 11 to the Report of the Board of Directors for 2024.

11.	Corporate Governance

Undertaking to purchase an insurance policy covering directors and officers – on April 1, 2025, a decision of the Board of Directors entered into effect (after approval by the Remuneration Committee) in connection with renewal of the Company’s undertaking to purchase an insurance policy covering directors and officers (“insurance policies”), this being, among other things, in accordance with the provisions of the Companies Regulations (Leniencies in Transactions with Interested Parties), 2000 and the provisions of the Company’s remuneration policy. The insurance policies are valid for the period from April 3, 2025, to October 2, 2026. For additional details – see the Company’s Immediate Report dated April 1, 2025 (Reference No.: 2025-01-023882).

Yair Caspi	Giora Almogy
Chairman of the Board of Directors	CEO

Date: May 20, 2025

OPC Energy Ltd.
Report of the Board of Directors
Appendix A

Additional Information regarding Activities of the Energy Transition Segment in the U.S.

EOX Forecast of Natural Gas and Electricity Prices up to the end of 2025 and for the Years 2026–2027

As additional background with respect to the activities of the Energy Transition Segment in the U.S. and in order to assist regarding accessibility to additional available external data, presented below are forecasts of electricity and natural gas prices in the regions in which the power plants of the CPV Group in the Energy Transition segment in the U.S. operate, which were prepared by the EOX Company27 and it is based on future market prices of electricity and natural gas.

The data in the tables below reflect forecasts of the electricity and natural gas prices as received from EOX, where with reference to the forecast of the electricity prices the information was processed by the CPV Group in the following manner:

–	In the peak hours, electricity is sold in the maximum scope;

–	Sale of the balance of the electricity is made in the off‑peak hours.

–	The scope of the generation of each power plant was estimated separately on the basis of the historical generation data while taking into generation forecasts.

The electricity margin appearing in the table below is calculated based on the following formula:

Electricity margin ($/MWh) = the electricity price ($/MWh) – [the gas price ($/MMBTU) X the thermal conversion ratio* (heat rate) (MMBtu/MWh)]

*
Assumption of a thermal conversion ratio (heat rate) of 6.9 MMBtu/MWh for Maryland, Shore and Valley, and a thermal conversion ratio (heat rate) of 6.5 MMBtu/MWh for Three Rivers, Towantic and Fairview.

The data included in this Appendix below is based on forecasts of electricity and gas prices made by EOX – a market consulting company that provides information and data services in the area of the Company’s activities in the U.S. in the Energy Transition area, and it is presented as additional background and in order to assist accessibility to available external data regarding the area of activities. It is clarified and emphasized that in light of the fact these are market forecasts, quite naturally the Company is not able to make (and did not make) an independent examination of the forecasts or the underlying data. It is clarified that there are additional entities that provide similar information services that might provide forecasts that differ from these prices. The Company does not undertake to update data as stated.

In addition, it is emphasized that forecasts are involved regarding which there is no certainty with respect to the accuracy or actual viability thereof. The electricity and natural gas prices (in the market, in general, and of the power plants of the CPV Group, in particular) might be different, even significantly, from that presented as a result of various factors, including, macro‑economic factors, regulatory changes, political and/or geopolitical events (including global events) that impact the supply and demand of natural gas and electricity, weather events, events relating to the electricity sector in the U.S. (demand, supply, availability of power plants, operational events, proper functioning of the electricity grid, transmission infrastructures) and/or failures in (problems with) the assumptions and estimates that form the basis of the forecast.

27 EOX is a subsidiary of a commodity broker, OTC Global Holdings, which publishes forward prices for the electricity and natural gas markets based on trading data in the futures markets. The futures prices are an objective way of estimating the future expectation with respect to electricity and natural gas prices since they represent transactions with entities operating in these markets involving buying and selling futures contracts at specific prices.

OPC Energy Ltd.
Report of the Board of Directors
Appendix A (Cont.)

Additional Information regarding Activities of the Energy Transition Segment in the U.S.

EOX Forecast of Natural Gas and Electricity Prices up to the end of 2025 and for the Years 2026–2027

	For the
	nine months
	April –	For the	For the
	December	year	year
Power Plant	2025	2026	2027

Fairview
Gas price (Texas Eastern M2, as of 2026: M3)	3.43	4.26	3.84
Electricity price (AEP Dayton (AD))	52.02	53.45	49.72
Electricity margin	29.73	25.75	24.76

Towantic
Gas price (Algonquin City Gate)	4.91	6.41	5.62
Electricity price (Mass Hub)	60.73	68.55	60.59
Electricity margin	28.85	26.90	24.06

Maryland
Gas price (Transco Zone 5)	4.70	5.16	4.41
Electricity price (PJM West Hub)	59.66	61.44	58.05
Electricity margin	27.21	25.85	27.64

Shore
Gas price (Texas Eastern M3)	3.77	4.26	3.84
Electricity price (PJM West Hub)	59.66	61.44	58.05
Electricity margin	33.64	32.03	31.56

Valley
Gas price (Texas Eastern M3 – 70%, Dominion South Pt – 30%)	3.67	4.01	3.57
Electricity price (New York Zone G)	57.00	62.77	57.46
Electricity margin	31.68	35.10	32.86

Three Rivers
Gas price (Chicago City Gate)	3.99	4.23	3.69
Electricity price (PJM ComEd)	46.60	47.16	43.56
Electricity margin	20.67	19.64	19.54

OPC Energy Ltd.
Report of the Board of Directors
Set forth below is gross (raw) data as included in the forecast of EOX (without processing)

Transco Zn5 Dlvd M2M	Chicago CG M2M	Texas Eastern M- 2 M2M	Algonquin CG M2M Fwd	Dominion S Pt M2M	Texas Eastern M-3	Mass Hub M2M	Mass Hub M2M Pk	Contract Date
3.79	3.09	2.52	3.49	2.55	2.61	44.91	47.58	01/03/2025
3.71	3.38	3.02	3.45	3.04	3.12	42.61	48.94	01/04/2025
4.51	3.53	3.13	3.47	3.16	3.25	40.54	47.01	01/05/2025
4.55	3.67	3.34	4.29	3.35	3.47	45.68	61.95	01/06/2025
4.90	3.89	3.58	4.67	3.58	3.82	55.74	88.26	01/07/2025
4.90	3.96	3.61	4.24	3.61	3.87	48.42	74.52	01/08/2025
4.43	3.90	3.22	3.70	3.24	3.36	43.75	56.42	01/09/2025
4.38	3.88	3.12	3.57	3.13	3.24	43.52	52.39	01/10/2025
4.86	4.35	3.54	6.09	3.54	3.91	59.46	67.74	01/11/2025
6.08	5.35	4.31	10.68	4.21	5.91	89.83	98.92	01/12/2025
7.94	5.98	4.76	14.49	4.50	8.06	124.34	135.53	01/01/2026
6.99	5.75	4.59	13.20	4.31	7.26	99.86	112.00	01/02/2026
5.41	4.20	3.91	6.74	3.88	4.20	61.55	70.81	01/03/2026
4.48	3.66	3.27	4.31	3.31	3.40	45.82	50.96	01/04/2026
4.69	3.61	3.09	3.76	3.11	3.22	41.63	50.51	01/05/2026
4.54	3.65	3.07	3.79	3.08	3.24	39.04	55.78	01/06/2026
4.68	3.77	3.17	4.30	3.15	3.42	55.62	82.33	01/07/2026
4.57	3.80	3.10	4.21	3.12	3.38	44.81	67.66	01/08/2026
4.13	3.68	2.81	3.49	2.86	2.96	39.82	54.67	01/09/2026
4.22	3.69	2.78	3.58	2.80	2.92	40.21	48.89	01/10/2026
4.22	4.09	3.19	5.71	3.22	3.58	52.90	62.58	01/11/2026
6.02	4.95	3.86	9.32	3.78	5.48	81.76	92.13	01/12/2026
7.85	5.59	4.39	13.13	4.15	7.90	115.76	127.37	01/01/2027
6.84	5.26	4.06	11.89	3.82	7.31	94.20	101.98	01/02/2027
4.53	3.63	3.41	5.89	3.32	3.70	53.20	64.45	01/03/2027
3.72	3.04	2.68	3.85	2.68	2.80	35.61	45.30	01/04/2027
3.69	2.93	2.56	3.19	2.55	2.68	32.25	42.18	01/05/2027
3.67	3.04	2.62	3.30	2.60	2.78	32.60	47.22	01/06/2027
3.78	3.20	2.63	3.90	2.63	2.91	44.66	72.95	01/07/2027
3.63	3.24	2.59	3.70	2.59	2.82	41.77	62.72	01/08/2027
3.37	3.21	2.32	2.94	2.35	2.45	32.59	46.81	01/09/2027
3.34	3.26	2.26	3.20	2.33	2.59	35.36	38.61	01/10/2027
3.52	3.51	2.67	4.34	2.69	2.97	47.60	58.53	01/11/2027
4.94	4.43	3.40	8.13	3.36	5.19	68.51	78.80	01/12/2027

OPC Energy Ltd.
Report of the Board of Directors
East NY ZnG M2M OPk	East NY ZnG M2M Pk	PJM ComEd M2MS	PJM ComEd M2MS Pk	AEP- Dayton M2M OPk	AEP- Dayton M2M Pk	PJM West M2M	PJM West M2M Pk	Contract Date
43.23	48.60	21.54	30.16	37.03	43.13	40.50	48.25	01/03/2025
41.20	49.10	22.32	35.50	38.86	47.00	40.79	51.99	01/04/2025
39.35	48.79	27.37	41.38	35.44	51.02	38.10	55.65	01/05/2025
41.54	59.16	31.35	50.36	35.11	55.59	38.49	60.62	01/06/2025
51.53	82.98	42.53	77.50	45.69	83.36	49.18	91.16	01/07/2025
46.95	70.10	38.12	65.48	41.88	71.03	44.26	78.99	01/08/2025
41.01	57.26	32.63	52.33	37.05	58.66	40.41	64.12	01/09/2025
40.37	51.54	32.50	48.49	42.15	57.12	44.29	61.37	01/10/2025
52.01	60.13	35.25	45.77	42.88	54.60	47.91	58.64	01/11/2025
72.46	82.86	42.49	51.45	53.06	60.41	57.95	66.68	01/12/2025
112.09	125.71	58.17	69.94	69.02	80.75	77.38	90.79	01/01/2026
84.90	99.51	46.99	58.40	57.13	67.71	65.90	77.03	01/02/2026
51.23	59.93	31.07	42.42	42.67	50.52	46.23	55.36	01/03/2026
40.79	47.79	26.49	40.12	39.82	49.49	42.23	53.84	01/04/2026
38.68	49.46	28.19	44.05	37.21	52.28	39.77	56.62	01/05/2026
39.19	53.37	27.55	48.85	35.34	54.30	37.79	59.35	01/06/2026
55.07	77.62	40.62	77.15	47.33	81.90	50.35	89.82	01/07/2026
44.51	65.00	33.21	63.95	38.86	68.94	41.83	76.87	01/08/2026
35.96	53.67	27.58	48.49	35.52	56.01	38.59	60.91	01/09/2026
34.95	45.53	29.49	45.29	38.93	53.57	41.44	57.61	01/10/2026
44.22	53.65	31.21	41.96	41.13	50.09	44.86	54.79	01/11/2026
72.25	78.31	37.26	48.30	47.50	57.28	55.00	64.34	01/12/2026
97.33	111.51	53.27	65.71	64.22	76.44	73.64	86.81	01/01/2027
77.26	85.51	46.98	57.58	56.96	66.53	65.94	76.17	01/02/2027
53.66	62.00	28.30	39.89	39.76	47.36	44.12	53.48	01/03/2027
37.07	44.10	21.59	36.62	33.56	44.64	37.40	50.60	01/04/2027
34.70	43.77	23.58	39.85	31.90	46.66	35.38	52.02	01/05/2027
36.05	48.06	24.68	44.66	31.34	50.32	34.52	55.83	01/06/2027
49.11	71.69	34.45	71.40	40.44	77.21	44.64	84.62	01/07/2027
45.77	63.26	31.49	62.34	37.12	67.84	41.42	75.05	01/08/2027
34.79	48.00	24.83	45.00	31.74	52.31	35.38	57.06	01/09/2027
33.41	35.17	23.61	37.62	33.82	46.93	37.60	51.93	01/10/2027
46.07	51.29	28.26	38.66	38.67	46.42	41.27	51.22	01/11/2027
62.99	71.11	34.36	46.03	47.67	54.49	52.07	60.90	01/12/2027